12/30

03045585

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME JD Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

FILE NO. 82- 4401 FISCAL YEAR 8-31-03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 1/12/04

99

JD Group

82-4401

03 DEC 30 AM 7:21

AR/S
8-31-03

D
ROUP



Our philosophy

Satisfying the consumer in the pursuit of consistent, acceptable profit growth through the ongoing development of our people and by being innovative in everything we do, in particular merchandising and marketing, the development of supplier alliances based on sound business principles, and the ongoing development of management and leadership skills, while remaining conscious of our social responsibility to the community at large.

JD GROUP

JD Brands and Services 2003



JD's brand equity

success based on putting the customer first

JD Group, a mass consumer financier, is South Africa's leading durable goods retailer. It is listed on the JSE Securities Exchange and on the Namibian Stock Exchange.

Each of the Group's ten business units or brands has its own identity, merchandise range and market profile, concentrating on offering customers a wide range of value for money quality furniture, appliances, home entertainment and consumer finance products, supported by a high level of personal service.


JD
GROUP


Morkels
Barnetts
Bo
concept

Abra

magical interiors at the best prices



Established in 1990 and acquired in December 2000, Abra operates 26 stores (2002: 22) in major cities and towns in Poland, targeting the middle to lower mass market and offering an extensive range of furniture products.

26 stores in Poland

REVIEW

An already stagnant Polish economy worsened slightly during the year, with a concomitant impact on unemployment levels. Abra recorded sales growth of 6% in zloty, as well as improved margins despite negative growth in the furniture industry.

In line with the new trading formula of smaller stores, between 500 and 700 square metres, four new stores were opened. More appropriate rental costs to turnover were achieved during the year and much progress has been made in renegotiating lease terms with existing landlords.

The management team was strengthened during the year by the appointment of key executives with extensive retail expertise, and responsibilities were more appropriately allocated. The team now in place is well equipped to manage Abra's expansion programme as it works towards its target of 50 stores by 2005. The benefits of these and other changes were already emerging at the end of the review period.

Strong relationships with suppliers continue to ensure favourable terms of trade, and ongoing training and development of the 394 strong workforce is supporting steady market share growth.

OUTLOOK

The benefits of achieving critical mass are reflected in improved performance, heightened controls and operating disciplines. Seventeen new stores are planned for 2004. A brand positioning and marketing communication strategy is being developed. Abra is expected to contribute to Group profitability in 2005.

abra

Piotr Krzanowski (49)
*Chief Executive – 13**

Executive management

Piotr Gawron (33)
Operations – 10*

Kazi Borowicz (42)
MSc
Finance and Administration – 13*

Piotr Lisowski (35)
MSc
Marketing and Merchandise – 10*

Ewa Golebiewska (33)
Human Resources – 10*

* years experience in retail



Barnetts

service and value you can trust



Established in 1896 and acquired in 2003, this 107 year old business retails entry level and middle-of-the-range household merchandise and appliances on affordable terms, predominantly in rural areas. Barnetts has stores in seven provinces of South Africa.

We have 100 stores in South Africa

REVIEW

An intensive right-sizing exercise was completed in March 2003. Throughout this process, like for like growth was maintained, reflecting the benefits of a well managed stock reduction programme, and the focus on managing key risks and maintaining debtors' performance.

With JD Group operating criteria now fully incorporated into the Barnetts business, the motivated and incentivised employee complement of 1 727 is concentrating on a comprehensive customer retention programme, driven by excellent service, to manage the expansion in its customer base following the Protea integration and subsequent discontinuance.

OUTLOOK

The right-sizing exercise has produced a solid base for growth, with increased productivity and sales volumes already evident. Barnetts is well positioned to capitalise on opportunities in its clearly differentiated markets and is projecting a valuable contribution to Group results in the new financial year.

Toy de Klerk (43)
*Chief Executive – 23**

Executive management

Piet Trichardt (45)
Operations – 16*

Burnette van Breda (46)
Debtors – 26*

Andreas Hinrichsen (47)
Marketing – 19*

Hennie Spies (52)
Merchandise – 29*

Donny McCulloch (49)
Human Resources – 29*



* years experience in furniture retail

BoConcept®

danish design



Established in 1993, launched in the United Kingdom in 1999 and acquired by JD Group in 2001, BoConcept® retails Danish designed and manufactured furniture and accessories to the upper segment of the UK market.

8 stores in the United Kingdom

REVIEW

JD Group holds the master franchise licence for BoConcept® retail stores throughout the United Kingdom – the first licence granted for an entire market by Club8 Retail A/S, a subsidiary of Denka Holdings A/S, listed on the Copenhagen Stock Exchange.

Following the establishment of stores in Glasgow and Basingstoke at the end of 2002, a flagship eighth store was opened in Kensington High Street, London, in July 2003.

The store opening programme was scaled back during the year following disruptions in the supply chain. For the 98 employees the challenge of consistently fulfilling customer orders remains fundamental to the success of the business.

During the year, JD Group bought out the minorities in BoConcept® UK Ltd and appointed an acting chief executive to head the wholly owned subsidiary. An intensive brand building exercise was launched at year end and has shown encouraging initial results.

OUTLOOK

The focus will be on further optimising efficiencies, building critical mass by opening stores in key locations and developing the potential of this business model, to which the Group is fully committed.



Linda Manson (54)
*Acting Chief Executive – 22**

Executive management

Jamie Kerner (33)
Marketing and Merchandise – 5*

Neil Hartshorn (38)
Operations – 20*

Lydia Trim (32)
Finance – 1*

Mandy Fitzmaurice (41)
Human Resources – 7 months*

* years experience in furniture retail

Bradlows

service, quality and exclusivity



Established in 1903 and acquired in 1988 Bradlows is now in its centenary year. Bradlows has entrenched its appeal to the aspirational homemakers' market, offering branded appliances, home entertainment products and superior quality furniture on affordable terms through 88 stores (2002: 93) in major centres in South Africa and Swaziland.

We have 88 stores in southern Africa

REVIEW

Bradlows recorded good results for the year under review. Operating margins continued to improve and the quality of an already excellent debtors book improved through effective credit control.

Central distribution centres were streamlined during the year, with a dramatic decrease in operating costs.

Training and development continues as a cornerstone of the business and has resulted in an effective, multi-skilled workforce of 1 447 employees with very low labour turnover.

OUTLOOK

Aggressive marketing and merchandising is aimed at increasing market share in the defined market sector. This, together with the existing operating efficiencies, will result in continued profit growth.

BRADLOWS

THE BRADLOWS DIFFERENCE

Mike Roberts (48)
*Chief Executive – 21**



Executive management

Rudi Boehme (62)
CIS
Operations – 32*

Arthur Flemix (56)
Operations – 37*

Willie van Zyl (40)
Debtors – 19*

Mike Shimmon (38)
Marketing – 7*

Herbie Lindhorst (42)
Merchandise – 19*

Millicent Nortjé (47)
Human Resources – 28*

Andrew Ross (37)
Logistics – 12*

* years experience in furniture retail

Electric Express



the best discount prices on easy terms

Established in 1958 and acquired in 1993, Electric Express specialises in household electrical appliances and home entertainment products through 114 stores (2002: 114) which offer professional expertise, exceptional customer service and the best discount prices for cash or on easy terms.

We have 114 stores countrywide

REVIEW

Electric Express performed well during the year, and managed a static store base with a strong focus on unit sales growth, operating efficiencies and stock management. The product range was expanded to include home theatre products and computers, and regional differentiation has been successfully introduced.

In a first for the JD Group, specialist training and development has been outsourced to further entrench the desired culture among the stable 696 strong employee complement.

OUTLOOK

Having achieved dominance in its market sector, Electric Express is well positioned to benefit from its very strong relationships with suppliers to meet the changing needs of its customers in terms of quality and affordability. Excellent customer communication and increased efficiencies will ensure an increased contribution to Group results in the new financial year.

Electric Express
WE'VE GOT THE POWER!

Bill Chalmers (52)
*Chief Executive – 13**

Executive management

Ian McKay (37)
Operations – 15*

Charl du Plessis (37)
BJuris
Debtors – 11*

Greg Smart (33)
Marketing – 8*

Craig Robertson (39)
Merchandise – 15*

Robin van der Merwe (49)
Human Resources – 14*

* years experience in furniture retail



Hi-Fi Corporation



the largest audio visual warehouse in the southern hemisphere

Founded in 1993 and acquired in 2003, Hi-Fi Corporation is the largest audio and visual warehouse in the southern hemisphere, retailing electronic goods and household appliances to the mid to upper end of the consumer market through 13 stores in South Africa and one each in Namibia and Botswana.

We have 15 stores in southern Africa

REVIEW

Hi-Fi Corporation produced commendable results for the year, reflecting the successful integration of its policies and procedures with those of the JD Group and the ability of experienced managers to remain focused on the core business throughout the integration period.

During the year, Hi-Fi Corporation expanded its product range with the introduction of household appliances, capitalising on its proven reputation for extremely competitive pricing. The strong local currency resulted in reduced import prices and consequently lower selling prices. It was necessary to counter the impact on revenue by substantially increasing unit sales whilst protecting margins.

Training and development for the 1 065 employees is conducted internally and externally and the business has maintained its ISO 9002 accreditation.

OUTLOOK

With product ranges sourced locally and abroad, currency fluctuations will always play a major part in the business' results. The ability of management to counter currency swings has been proven in recent years and is expected to support continued growth in future.

HI-FI CORPORATION
THE LARGEST AUDIO VISUAL WAREHOUSE IN THE SOUTHERN HEMISPHERE



Diane Bowran (37)
*Chief Executive – 11**

Executive management

Matthew van der Walt (31)
Operations – 7*

Ryan Grill (34)
Marketing – 7*

Alec Goodman (48)
Merchandise – 27*

* years experience in retail

Joshua Doore

lowest prices guaranteed



Established in 1973 and acquired in 1986, Joshua Doore is the largest furniture, appliances and home entertainment products discounter in South Africa and Namibia, with 149 stores (2002: 146).

We have 149 stores in South Africa and Namibia

REVIEW

Joshua Doore recorded most commendable results for the year, benefiting from further improvements to its merchandise range and the considerable demand for home entertainment products. The integration of certain Profurn stores, all trading well, was successfully completed and the acquired debtors book absorbed. Joshua Doore continued to capitalise on the strength of its brand through focused marketing campaigns, supported by stringent debtor and expense control.

Training and development of Joshua Doore's 2 430 employees is a hallmark of the business, contributing significantly to the winning culture that underpins its success.

OUTLOOK

By concentrating on its relationships with major suppliers, Joshua Doore will continue to introduce new product lines, supported by innovative promotional activity, research and ongoing training and development, to sustain its growth.

Joshua Doore
YOU'VE GOT AN UNCLE IN THE FURNITURE BUSINESS

James Gibson (52)
*Chief Executive – 31**

Executive management

Fanie Venter (39)
Operations – 18*

Johan Delport (54)
Debtors – 34*

Christo Viljoen (44)
Marketing – 24*

Fred de Jager (54)
Merchandise – 32*

Brian Biccard (53)
Human Resources – 29*

Andre Barnard (41)
Logistics – 19*



* years experience in furniture retail

Morkels

your two year guarantee store



Established in 1937 and acquired in 2003, Morkels operates 119 stores in major cities and towns in South Africa, Botswana and Lesotho. Morkels appeals to aspirational customers, offering branded appliances, home entertainment, computers and quality furniture, including built-in furniture, on affordable terms.

We have 119 stores countrywide

REVIEW

Morkels with its 1 709 employees was effectively integrated into the JD Group in 2003, trading for five months of the review period under JD's processes and policies with encouraging results.

Strong relationships with suppliers and an ongoing commitment to selling only branded products with a minimum two year guarantee are key differentiators for Morkels.

The benefits of rationalisation, re-engineered trading formula and refined operational business goals are expected to contribute to enhanced profitability in the near term.

OUTLOOK

With the focus on operational excellence at all levels, underpinned by a fundamentally strong brand, Morkels is projecting increased efficiencies and improved trading results in the new financial year.

Morkels

Your Two year guarantee store

Jannie Els (54)
*Chief Executive – 35**

Executive management

Rowland Jonck (43)
Operations – 21*

Avril Samuels (43)
Debtors – 14*

Peter De Backer (38)
Marketing – 18*

Colin Bresler (40)
Merchandise – 4*

Sue Lewis (42)
Human Resources – 15*

Pat Kimmince (38)
Logistics – 19*

* years experience in furniture retail



Price 'n Pride



the pride of our people drives our business

Established in 1983 as the founding chain in the Group and repositioned to cater for a more aspirational market. Price 'n Pride operates 117 (2002: 121) stores in urban and rural communities in South Africa and Lesotho, offering excellent service and affordable products to discerning customers.

We have 117 stores in South Africa and Lesotho

REVIEW

Price 'n Pride recorded very good results for the year, successfully completing the integration and rationalisation of certain Profurn stores and benefiting from its repositioning exercise to appeal to a higher new universal LSM* market.

A feature of these results is the excellent relationship between management and organised labour in the 1 912 strong workforce, reflected in the business' dedication to achieving operational goals.

During the year, Price 'n Pride enhanced its merchandise range, focusing strongly on branded goods and its strong relationships with suppliers to meet customer needs.

OUTLOOK

Following a period of re-engineering, Price 'n Pride enters a phase of consolidation to ensure optimal operating efficiencies and structures. This will also position the business to explore opportunities in the medium term and increase its contribution to Group results. The focus in the new year will be on further training and development, particularly in the fields of management development and retail leadership.

*_Living Standard Measure_

PRICE 'N PRIDE

Len Rundle (48)
BTech
*Chief Executive – 24**

Executive management

Pierre Boshoff (41)
Operations – 20*

Pieter Labuschagne (57)
Debtors – 27*

Neil McLean (47)
Marketing – 30*

Laurie Barnard (45)
Merchandise – 21*

George Annandale (39)
Human Resources – 4*

* years experience in furniture retail



Russells

see how little style costs



Established in 1943 and acquired in 1993, Russells operates 198 stores (2002: 194) in major cities and towns in South Africa. Customers enjoy affordable terms on quality furniture, branded appliances and home entertainment products.

We have 198 stores countrywide

REVIEW

Russells recorded good growth during the review period, reflecting the focus on operational excellence by continually enhancing operating efficiencies.

Innovative and efficient marketing of a nationally recognised brand underpinned solid sales performance for the year.

Staff training and management development for a workforce of 3 016 continued during the year, resulting in a further improvement in productivity ratios.

OUTLOOK

Russells is implementing a detailed strategy to ensure that it continues to meet and pre-empt the needs of its clearly defined target market. Ongoing training and development will support this strategy by increasing the capacity and productivity of the workforce, and reinforcing the Russells differentiation strategy.

Russells
See how little style costs



Wietske van der Westhuizen (50)
*Chief Executive – 24**

Executive management

Philip Kruger (41)
BCom
Operations – 13*

Ronnie Mostert (50)
Operations – 29*

Tokkie Combrink (61)
Debtors – 36*

Wikus Labuschagne (44)
Debtors – 24*

Kobus Minnaar (50)
Marketing – 16*

Pieter Schoeman (47)
Merchandise – 22*

Barry Dell (48)
Human Resources – 9*

Rens van Rensburg (53)
Logistics – 21*

* years experience in furniture retail

JD/Nedcor Alliance



financial products to the people

The alliance between JD Group and Nedcor is expanding the range of financial products available to customers through Peoples Bank points of presence in selected JD Group stores. It provides the emerging market with responsible, accessible and convenient banking.

We have 143 points of presence countrywide

REVIEW

In its second year of trading, the Peoples Bank alliance consolidated activities in selected Bradlows, Joshua Doore, Price 'n Pride and Russells stores nationwide. In the wake of the disruption in the micro-lending market generally, Peoples Bank adopted a conservative credit policy and recorded satisfactory results. A home loan product was also launched after a pilot initiative. Costs were well contained, with a significant reduction in operating expenses.

A major drive to increase the distribution of a selected range of Old Mutual insurance products was successful, offering customers funeral, savings and education plans.

OUTLOOK

In line with the start-up nature of this alliance, the business model is continually being revised to achieve maximum benefit from the JD Group store network and customer base at optimal cost. The alliance will continue to focus on volumes and selected new product offerings.

JD GROUP

Peoples Bank

Bernie Platte (52)
*Chief Operating Officer – 32**

Executive management

Fanie Pretorius (28)
Sales and Operations – 5*

Kobie Jansen van Rensburg (43)
Finance and Administration – 24*

Colleen Naidoo (35)
Human Resources – 16*



* years experience in furniture retail/financial services

Corporate Services

Providing the backbone

for a business that

keeps on growing



JD GROUP



Credit and Administration


IN

Ensures that Group credit management strategies, policies and procedures are conceptually sound and observed in all operations.

REVIEW

During the year, good progress was made in developing systems to enhance credit application and scoring processes for sound credit evaluations, an area where JD Group is among the leaders in its industry. A review of the Group's risk policy contributed to reduced credit risk, while enhancing efficiency and turnaround times. These processes will be enhanced further and finalised in the new financial year and will also be rolled out to the remaining business units acquired through the acquisition of Profurn.

A specialised collections software application has been purchased. This will be customised and enhanced and then incorporated into the branch network, which will result in increased efficiencies, collections and productivity. The benefits will be realised in the new financial year.

The department also monitors legislative and regulatory compliance relating to the credit operations at store level, and supplies business intelligence to Group management.

OUTLOOK

The department will continue to review automated credit risk assessment technology, policies and practices to enhance customer service, maximise collections and minimise bad debts.

JD GROUP



Dick Behrens (63)
*Group Executive – Credit and Administration – 44**

* years experience in furniture retail/IT

Finance



Responsible for the financial accounting and reporting for the Group.

REVIEW

The review period was characterised by an intense focus on integrating disparate Profurn systems and aligning financial reporting with JD Group standards. This has enabled the department to continue providing proactive and relevant financial management information.

Training and development for the existing 79 employees continued in the early part of the year, and will resume for the enlarged base of 126 once the integration is completed.

OUTLOOK

The integration process is expected to be finalised in the early part of the new financial year, with the benefit of JD Group's proven disciplines, controls and in-house training combining to deliver an even more cost effective and efficient service of providing financial management information.

Leslie van Doesburgh (47)
BCompt
*Group Executive – Business Unit Finance – 27**

Executive management

Roelof Cornelissen (32)
BCom (Hons) CA(SA)
Finance – 10*

Lucia Hefer (39)
BCom (Hons)
Finance – 18*

Ian Thompson (35)
BCom BAcc CA(SA)
Finance – 12*



* years experience in finance/banking/auditing

Fleet Management



Manages the procurement, maintenance, administration, insurance and disposal of a fleet of over 2 600 vehicles.

REVIEW

The Profurn acquisition considerably broadened the Group's fleet. An internet system for satellite tracking as well as a state-of-the-art vehicle refuelling process was introduced. These management tools ensure cost efficient scheduling and routing and have also reduced costs considerably while enhancing efficiencies.

Through training and development, driving and maintenance standards are continually improved. Strong relations with our insurers and the benefits of our investment in fleet systems have resulted in further cost savings.

OUTLOOK

The emphasis on training and development is expected to benefit the Group through increased accountability and improved efficiencies.

JD GROUP



Clive Dicks (58)
*Fleet Management Executive – 40**

* years experience in retail/financial services/consulting

Human Resources



Responsible for training and development, employee relations, remuneration administration and employee benefits. The department enhances business performance by enabling, providing and implementing best practice people management solutions.

REVIEW

The year was characterised by very successful integration activity surrounding the Profurn acquisition. The Group employee complement increased by over 50% to almost 16 000, reflecting major job savings. The integration of 14 payrolls into a single system was completed. Recognition agreements were concluded in South Africa and all the neighbouring countries, and wage negotiations were finalised for former Profurn companies until January 2004 when they will fall into the JD Group cycle.

The JD Group Learning Academy was opened in April 2003, offering a centralised facility and access to both behavioural and technical expertise for Group-wide training. As an accredited training provider, the Group is recouping all recoverable skills levies, paid to the Department of Labour, from the Wholesale and Retail SETA.

An external actuarial evaluation on HIV prevalence in the Group was conducted during the year, which will facilitate the development of an appropriate programme.

The Group's formal employment equity policy was augmented during the year with the establishment of a Leadership and Development Council, chaired by the chief executive officer. To ensure that the Group continues to meet its employment equity targets, a specified percentage of candidates for training courses will in future be from designated groups.

OUTLOOK

Maintaining the Group's status as the most respected and influential employer in the industry requires continual evaluation of its human resources management policies, processes and practices. New enterprise software is expected to enhance the department's predictive and analytical capability to meet these challenges and take advantage of the inherent opportunities.

Lindsay Mentor (43)
IPM Dip CPIR
*Group Executive – Human Resources – 15**

Executive management

Christine Grobler (36)
BA (Hons) M(Phil) Labour Law and Employment Relations
Employee Relations – 18*

Rénier Krige (36)
BCom SMP
Training and Development – 14*



* years experience in human resources

Internal and Forensic Audit



Comprises a direct audit services division, a centralised audit function and a special audit services division. The 76 auditors have an appropriate balance of operational and audit experience. This division is also responsible for security operations in the Group.

REVIEW

Over 1 053 audits were conducted during the year at Group operations locally and abroad, reflecting the multi-skilled expertise of our auditors and entrenching the Group's internal audit function at the forefront of its field.

Focus was given during the year to the development of appropriate audit processes for the Profurn acquisition, and for the Group's international operations, supplemented by intensive employee training.

Effective use of technology has again enhanced proactive auditing techniques and will ultimately result in centralised data analysis and improved information systems.

The forensic audit function, with a considerably bigger staff complement, was decentralised to major centres to enhance cost effectiveness. A new crime call centre has proved most effective in safeguarding the Group's assets.

Incorporating security functions into internal audit, under the auspices of the new security committee, has improved cost efficiencies and savings.

OUTLOOK

In the new financial year, internal audit will concentrate on integrating multiple systems and developing new programmes to add value and strengthen internal relationships to ensure informed decision making. The JD internal and forensic audit functions remain one of the best in the retail sector, ensuring effective risk management at all levels.

Pieter Pienaar (34)
BCom
*Internal Audit Executive – 12**



* years experience in retail/auditing

IT and Communications



Supports the operational and management information system needs of business units via the rigorous application of formal information architecture, software quality assurance and a process of continuous improvement in the information system operation.

REVIEW

During the year, three disparate systems were integrated following the Profurn acquisition and 240 branches converted onto new systems. Helpdesks, development teams and field support employees were also integrated into Group systems.

Data from the Profurn business units is being migrated into the data warehouse for more effective direct marketing and business intelligence.

The conversion of existing branch processing systems to PeopleSoft, adapted for Group requirements, is nearing completion and testing will begin shortly, with roll out expected in the first quarter of calendar 2004.

OUTLOOK

In line with international trends towards using Internet architecture at point of sale, a web based user interface is being developed to provide a holistic view into the business and the required knowledge management to support the Group's differentiation strategies.

Ian Child (45)
BCom (Hons) BAcc CA(SA)
*Group Executive – IT and Communications – 18**

Executive management

John Andrews (54)
Information Systems – 24*

Joey Kok (54)
Systems Development – 11*

Leon Steenkamp (44)
Systems Operations – 21*

Riekie Susini (40)
Financial Systems – 17*



* years experience in furniture retail/IT/finance

Marketing


Leading the way today & always

Group marketing is tasked to constantly re-evaluate processes and proactively develop opportunities. Responsible for the Group's loyalty clubs, statements, public relations, customer data analysis and direct marketing.

REVIEW

Under the banner of JD Direct, the loyalty programme has recorded excellent results, increasing marketing reach and reducing costs. JD Direct offers valuable benefits for customers, reflected in the fourth consecutive gold Assegai award for strategy, creativity and return on investment from the South African Direct Marketing Association. The department launched the loyalty club programme in Barnetts and incorporated the Morkels programme. Proactive customer interaction has significantly increased the membership base. Marketing support was extended to BoConcept® in the United Kingdom during the period. Significant cost reductions are still being realised following the earlier consolidation of Group customer statements. The department's resources were strengthened, including the formalisation of a dedicated public relations function.

OUTLOOK

Group marketing will continue to support market share growth through innovative strategies and research to raise brand awareness and attract new customers, reinforced by appropriate technology. A sophisticated software programme secured during the year will assist in unlocking the full potential of the Group database for world class customer relationship management and more focused, segmented marketing campaigns.

JD GROUP



Leoni Field (39)
*Marketing Executive – 17**

* years experience in retail

Merchandise



Co-ordinates the merchandising functions in the Group, building on strong relationships with local and global suppliers to meet changing customer needs.

REVIEW

The Group successfully introduced a new business modelling tool to enhance sales volumes while protecting margins as part of its ongoing drive to optimise merchandising efficiencies.

The combination of database mining and external research is being further developed to support the Group's differentiation strategy. JD Group continues to enhance its position at the forefront of retail trends through the close involvement of buyers with suppliers locally and around the world, facilitating market share gains in static or shrinking markets.

OUTLOOK

To meet the challenge of achieving sales growth, Group merchandise will continue to focus on optimising unit sales and selling prices, underpinned by the Group's differentiation strategy, to maximise gross profit levels.



Fred Ginsberg (56)
*Group Executive – Merchandise – 36**

* years experience in retail

Property



Responsible for the Group's property negotiations, project and shopfitting, lease administration and related legal aspects.

REVIEW

The Profurn acquisition has created a formidable property team which now utilises combined skills in negotiating the best possible rental structures for market related lease costs.

During the year, the department negotiated 312 (2002: 218) leases, of which 225 (2002: 170) were renewals. The project team successfully managed the relocation of 38 (2002: 26) stores, opened 49 (2002: 16) new stores and renovated 223 (2002: 56) stores, including conversions to other brands. A total of 1 550 (2002: 980) leases are administered by the integrated department, which includes the management of the Group rentroll.

By capitalising on mutually beneficial relationships with landlords, service providers and developers, the department has made good progress on the Group's strategic property integration programme.

OUTLOOK

The department will concentrate on phase two of the property integration programme and will leverage its expertise by contributing to improved Group profitability through significant long term savings in rental and store refurbishment costs. Closed operations will receive priority in terms of limiting the Group's long term liability for affected lease costs. The department will continue using sector best practice methodologies to achieve the Group's property goals.

JD GROUP

André Maré (51)
*Group Executive – Property Services – 29**

Executive management

Etienne du Plessis (53)
BIuris LLB
Property Leases and Administration – 28*

Ivan Nefdt (40)
Property Management – 15*

Nico Celliers (46)
BSc (Hons) Prod Eng
Project Management – 18*

* years experience in furniture retail/prope·



Secretarial



Responsible for all statutory corporate secretarial functions of the Group.

REVIEW

The year under review was dominated by the acquisition of Profurn in April 2003 and, to a lesser extent, the amendments to The JD Group Employee Share Incentive Scheme and odd-lot offer in August 2003.

With the acquisition of Profurn, the number of JD Group shareholders increased from some 1 700 to approximately 9 400. The odd-lot offer to shareholders resulted in the halving of the shareholder base, thereby substantially reducing the administration costs associated with maintaining a large register consisting mainly of odd-lot shareholders.

The number of South African companies administered by the secretarial services department grew from 30 to 43 and employee complement from two to three.

JD Group was honoured as a finalist in the Deloitte & Touche and Moneyweb Good Governance Awards for 2003 and we also received a merit award for our 2002 annual report in the commercial, IT and non financial category at the South African Annual Report Awards ceremony jointly sponsored by the Southern African Institute of Chartered Secretaries and Administrators and the JSE.

OUTLOOK

To continually enhance and streamline the duties performed by the secretarial services department with a view to achieving excellence in all facets of company administration, to ensure compliance with the new JSE Listings Requirements, and to maintain compliance with the King Report on Corporate Governance.

Melvyn Jaye (58)
CA(SA)
*Company Secretary – 40**

Executive management

Theva Naidoo (40)
BA BCom BCom (Hons)
Special Projects – 18*



* years experience in auditing/company secretarial practice/financial ..

Strategy



Responsible for Group programme management, differentiation strategy, research and leadership development.

REVIEW

This new corporate service department underscores the Group's commitment to implementing strategic processes that ensure appropriate focus on the short, medium and long term growth of the Group.

During the year, the department spearheaded the programme management of the Profurn acquisition, successfully completing critical elements of multiple sub-projects. It designed and developed the Group's differentiation strategy, a key driver in the local market to ensure compound growth. The enlarged Group's research approaches and practices were reviewed to ensure best practice going forward. To ensure the pool of skills required for succession planning, executive leadership programmes were designed and introduced.

OUTLOOK

To unlock maximum value, an approved research programme will be rolled out during the new financial year and a dedicated project office will drive future strategic Group projects, including those with suppliers.

Dr Henk Greeff (44)
BA.Ed (cum laude) B.Ed (Ed.Management)
(cum laude) M.Ed (Ed.Management)
(cum laude) PhD
*Group Strategy Executive – 8**



* years experience in strategic management consulting

Contact information



JD HOUSE
27 Stiemens Street
Braamfontein, 2001
PO Box 4208, Johannesburg, 2000
Telephone +27 11 408 0408
Facsimile +27 11 408 0604
E-mail info@jdg.co.za
Internet website http://www.jdg.co.za

abra Barnetts Bo concept BRADLOWS THE BRADLOWS DIFFERENCE Electric Express

HI-FI CORPORATION Joshua Doore YOU'VE GOT AN UNCLE IN THE FURNITURE BUSINESS Morkels PRICE 'N PRIDE Russells See how little style costs

GRAPHICOR 29642

JD GROUP

www.jdg.co.za

JD GROUP

JD Review 2003





This year we recount the triumphs of 2003 and applaud the determination of our people who have nurtured and grown the business.



Our philosophy

Satisfying the consumer in the pursuit of consistent, acceptable profit growth through the ongoing development of our people and by being innovative in everything we do, in particular merchandising and marketing, the development of supplier alliances based on sound business principles, and the ongoing development of management and leadership skills, while remaining conscious of our social responsibility to the community at large.

Profile

JD Group, a mass consumer financier, is South Africa's leading furniture retailer operating through eight chains in southern Africa, one in Poland and one in the United Kingdom (UK). It is listed on the JSE Securities Exchange South Africa in the Cyclical Services: General Retailers – Hardlines sector and on the Namibian Stock Exchange – Retail sector.

Each chain has its own identity, merchandise range and market profile, concentrating on offering customers a wide range of value for money quality furniture, appliances, home entertainment and consumer finance products supported by a high level of personal service.

JD Group serves the mass market through a total of 978 (2002: 695) stores, 944 (2002: 668) stores in urban and rural areas across southern Africa, 26 (2002: 22) stores in Poland and eight (2002: 5) stores in the UK, generating annual revenue in excess of R5,9 billion (2002: R4,0 billion) and an annual cash inflow of some R5,1 billion (2002: R3,4 billion) from trading activities.

Contents

2003 has been a year of significant progress.

Financial performance

Over 20 years, a pioneering spirit has fuelled the Group's growth, both organic and by acquisition. Today, JD Group is synonymous with innovation in retailing and financial services.

		31 August 2003	31 August 2002
Revenue	Rm	**5 966**	4 083
Income attributable to shareholders	Rm	**449**	241
Total assets	Rm	**7 188**	4 253
Shareholders' equity	Rm	**3 406**	1 943
Gearing ratio	%	**26,2**	53,9
Operating margin	%	**13,5**	11,4
Headline earnings per share	cents	**338,8**	225,2
Cash equivalent dividends per share	cents	**110,0**	56,0
Net asset value per share	cents	**2 041,2**	1 723,9
Return on assets managed	%	**19,3**	13,4
Return on average shareholders' equity	%	**16,8**	12,5

Note: Definitions of the terms above are reflected in the JD Annual Financial Statements 2003 book.

Revenue
(R million)


2 205
2 479
2 726
2 896
3 016
3 429
3 788
4 083
5 966
'95
'96
'97
'98
'99
'00*
'01
'02
'03

Headline earnings per share
(cents)


85,3
118,0
136,5
184,3
242,6
293,7
351,2
225,2
338,8
'95
'96
'97
'98
'99
'00*
'01
'02
'03

Net asset value per share
(cents)


701,5
801,6
919,4
1 086,3
1 297,6
1 541,5
1 705,1
1 723,9
2 041,2
'95
'96
'97
'98
'99
'00*
'01
'02
'03

Proforma 12 months


We have measured up
to the mark and exceeded


The beginning . . .
You ain't seen nothing yet
83
93
99
03
20 years
down the road

A brief history – The JD timeline

1983 Price 'n Pride was established in July.

1986 Joshua Doore was acquired in April.

Joshua Doore Ltd, trading as Price 'n Pride and Joshua Doore was floated on the JSE in August.

1988 Joshua Doore Ltd acquired Bradlows, Score Furnishers and World Furnishers and changed its name to JD Group Ltd. World was absorbed into the Price 'n Pride and Score chains.

1991 JD Sales (Pty) Ltd was formed to acquire the instalment sales debtors book of JD Group Ltd and to carry out the credit operations of the Group. JD Group Ltd became a cash business, whilst simultaneously managing the credit business of JD Sales (Pty) Ltd.

1993 JD Group Ltd, with 250 outlets, acquired 100% of The Rusfurn Group Ltd which traded out of 350 furniture outlets and became the largest furniture retailer in Africa.

1994 JD Group Ltd became solely an investment holding company, having disposed of its trading operations in the Republic to its wholly owned subsidiary, JDG Trading (Pty) Ltd which also acquired the credit business of JD Sales (Pty) Ltd.
JD Group International (Pty) Ltd operated the Group's businesses in the BLNS states.

1996 The Group, in partnership with Telkom, installed and commissioned satellite communication, known as V-Sat, to all outlets.

1999 The Group acquired a 90% stake in Abra, trading in Poland. The Group established an Enterprise Data Warehouse enabling it to convert vast customer and product data into meaningful management information.

2000 The Competition Tribunal rejected the Group's proposal to merge with Ellerines.

In November, Nedcor, trading as Peoples Bank, was selected as financial services partner.

2001 Score Furnishers was discontinued and Price 'n Pride was relaunched to cater for a higher segment of the market.

The Group acquired the master licence for BoConcept® retail stores throughout the United Kingdom.

2002 In June, the Group signed a memorandum of understanding with FirstRand Bank Ltd for the proposed acquisition of the businesses of Profurn Ltd.

The Group selected PeopleSoft for the purpose of migrating to a centralised branch processing architecture.

2003 In April, the Group acquired the businesses of Profurn Ltd in terms of a Section 311 scheme of arrangement. The Protea Furnishers brand was discontinued.

The Group now operates out of 978 branches and employs almost 16 000 people in southern Africa, Poland and the UK.



The challenges of a changing world are not unique to the JD Group, but many of our strategies, strengths and opportunities are. We aim to be a global leader in the furniture retail industry, and in doing so, help to enhance the quality of life for our customers.

We are carefully tending our corporate objectives, ensuring further growth opportunities

Corporate objectives & opportunities

CUSTOMERS
To develop a "customer centric" culture, committed to providing real value for money and excellence of service, thereby ensuring customer satisfaction and loyalty.

PROFIT & GROWTH
To be a desired investment for all investors as a result of above average performance and consistent growth.

OUR PEOPLE
To be the most sought after employer by providing ongoing development and training for all our people, thereby creating a career orientated environment allowing our people to share in the Group's success.

SUPPLIERS
To deal transparently with all suppliers on the basis of sound business principles, thereby ensuring that long lasting alliances are maintained for our mutual benefit.

INNOVATION
To be innovative in all our business activities, thereby satisfying our desire to provide better service.

SOCIAL RESPONSIBILITY
To meet our social responsibilities through providing a better life for the disadvantaged and less fortunate members of the communities in which we trade.

THE ENVIRONMENT
To manage the environmental impacts of our activities by complying with all relevant safety, health and environmental legislation and by enhancing awareness amongst our employees.

MANAGEMENT & LEADERSHIP
To develop the leadership potential amongst us, together with the ongoing enhancement of our managerial skills, thereby ensuring ongoing success.

GLOBAL ASPIRATIONS
The Group now owns 100% of the equity in Abra, operating in Poland. Abra is positioned to grow its store base to 50 within the next three years.

The Group acquired the master licence for the BoConcept® retail stores throughout the United Kingdom in 2002 and now owns 100% of BoConcept® in the UK. The plan is to roll out approximately 20 stores over the next five years.

SOLID FOUNDATION
The eight southern African chains have collectively traded for 438 years, or an average of 55 years per chain. The longest established chain, Barnetts, has now traded for 107 years; followed by Bradlows 100; Morkels 66; Russells 60; Electric Express 45; Joshua Doore 30; Price 'n Pride 20 and Hi-Fi Corporation 10. Abra has traded in Poland for 13 years. BoConcept® has traded in the UK since 1999.

EXTENSIVE DATA NETWORK
The Group processes some 480 million transactions each year from 1 100 sites via its satellite based communications network (V-Sat) and terrestrial lines. The Group administers in excess of 1,8 million current customer accounts and has approximately 7 million paid up customers on its database. The average cash inflow from customers approximates R17 million per day.

SALES
Annually, the Group distributes over 150 million catalogues to customers and potential customers and in excess of 6,7 million Club magazines to Club members. Our inventory system facilitated the processing of 1,53 million line items sold across the 192 departments and sub-departments.

FINANCIAL SERVICES
Peoples Bank now operates out of 143 points of presence in selected stores to optimise the opportunities flowing from our store base, extensive data network, customer database, credit history and our proven ability to provide finance to an emerging market.

Our brands & their operational areas

Brand	Operational area	Brand	Operational area
Abra	Furniture retailer serving the mass market in Poland (equivalent to new universal LSM 5 to 8)	Hi-Fi Corporation	Retails electronic goods and household appliances to the mid to upper end of the consumer market (new universal LSM 7 to 10)
Barnetts	Household merchandise and appliances retailer selling entry-level and middle-of-the-range products in predominantly rural areas (new universal LSM 4 to 6)	Joshua Doore	The largest furniture and appliance discounter in southern Africa selling to the middle mass market (new universal LSM 5 to 7)
BoConcept	An upmarket contemporary home furnishing and décor experience for the discerning customer in the UK (equivalent to new universal LSM 8 to 10)	Morkels	Offers branded appliances, home entertainment, computers and quality furniture on affordable terms (new universal LSM 5 to 8)
Bradlows	Established national retailer selling quality branded furniture, appliances and home entertainment products to the aspirational upper middle mass market (new universal LSM 5 to 9)	Price 'n Pride	Furniture and appliance retailer serving the lower end of the middle mass market in the rural and urban communities (new universal LSM 4 to 7)
Electric Express	Specialist appliance and home entertainment retailer selling for cash and on terms at discount prices in dynamically displayed stores to the middle mass market (new universal LSM 5 to 10)	Russells	Branded furniture and appliance retailer serving the middle to upper middle mass market in metropolitan and urban areas (new universal LSM 5 to 8)

New universal LSM = Living Standard Measure

		GAUTENG	KWAZULU-NATAL	WESTERN CAPE	MPUMALANGA	LIMPOPO	EASTERN CAPE	NORTH WEST	FREE STATE	NORTHERN CAPE	BOTSWANA	LESOTHO	NAMIBIA	SWAZILAND	POLAND	UK	OTHER*	TOTAL
Abra	B														26			26
	PB																	
Barnetts	B	14	15		20	27	12	8	4									100
	PB																	
BoConcept	B															8		8
	PB																	
Bradlows	B	27	12		13	9	9	8	7	1				2				88
	PB	17	4			5	2	5	1									34
Electric Express	B	35	12	21	8	12	12	6	8									114
	PB																	
Hi-Fi Corporation	B	7	1	3			1		1		1		1					15
	PB																	
Joshua Doore	B	36	17	19	16	12	14	12	13	5			5					149
	PB	19	6	12	3	5	3	5										53
Morkels	B	32	14	13	9	12	9	7	8	2	11	2						119
	PB																	
Price 'n Pride	B	18	14	6	10	22	11	16	11	3		6						117
	PB																	
Russells	B	49	27	34	21	14	16	13	19	5								198
	PB	18	7	11	5	6	2	6	1									56
Other*	B																44	44
	PB																	
Total	B																	978
	PB																	143

B = Branches PB = Peoples Bank points of presence within branches

** Operations to be integrated, disposed of and/or discontinued*

Challenges of our acquisition

A CASE STUDY IN STRATEGIC PLANNING

The modern JD Group, with 978 stores and almost 16 000 employees, is a far cry from the single store that marked the Group's beginning 20 years ago. In that time, JD has proven its ability to augment steady organic growth with acquisitive growth. In all instances, except the latest Profurn transaction, the acquisitions have been considerably bigger than the mother company. In all instances, including the Profurn acquisition, integration was achieved quicker than market watchers expected and considerable value unlocked for JD shareholders.

In assessing the potential Profurn acquisition, several key elements were considered:

- The Profurn Group was clearly in distress, jeopardising some 5 000 jobs. Yet Hi-Fi Corporation was a successful business in its current form, while the Morkels brand was exceptionally strong. The JD directors were confident that the transaction would combine the strengths of the two Groups, creating an enlarged JD Group that would be South Africa's leading furniture and appliance retailer, capable of delivering substantial synergistic benefits.
- The South African furniture retail sector required rationalisation and the transaction offered the potential to position JD Group evenly across the consumer spectrum (new universal LSM 4 to 10), with the critical mass to maximise efficiencies and, through proven management expertise, the capability to enhance its future growth strategy.
- Profurn's demise would have affected the supply base in the country, with a knock-on effect on retailers.

Once consensus was reached by the directors that the acquisition made business sense, planning began for the controlled rationalisation and integration of a Group with some 600 stores spread across five brands in 13 African countries.

The first step was a detailed examination of every town in South Africa to determine which brand was best suited to that town's population and to identify the optimal locations. This task was then extended to neighbouring countries. Ultimately, this strategic review resulted in the closure of 122 and the sale of 24 stores, including JD stores and the conversion of 150 stores to other brands. Some 55 stores in Africa will be closed in the near future, while the network in neighbouring countries will be rationalised from 111 to 60.

Clearly, a key element in an exercise of this nature is protecting assets. JD management addressed this issue by identifying shortcomings and risk areas across the spectrum of management, addressing any non-compliance issues, organised labour, managing closed debtors books and exit strategies.

Experienced JD managers were appointed to the Profurn businesses, tasked with introducing proven JD governance standards. Equally important to avoid destroying morale among Profurn employees, retained positions had to be rapidly identified. This was completed within two months and, ultimately, only 600 positions out of a 5 000 strong workforce were lost.

Then the right-sizing operation began, with the focus constantly on maintaining parity between the business units. A hallmark of the JD Group is that its business units are run autonomously, but within a strict strategic and operational framework. This was not the case in Profurn. As such, all Profurn support functions were integrated into JD to enable the rapid integration of systems for measurement, management information and control of the businesses.

Once this process was largely completed, the differentiation study was implemented by the newly established group strategy department. This intensive exercise examined each brand in detail, identifying target markets, product ranges and trading formats. This strategic approach not only ensures that all brands are correctly positioned to address the needs of their respective markets but also that the JD Group is represented across new universal LSM 4 to 10, a spectrum which offers a complementary blend of risk profiles and margins. The differentiation study resulted in a set of 13 sub-projects, with progress measured in weekly meetings. The complexities of an acquisition of this scale are myriad, ranging from properties, leases, merchandise, IT systems and marketing campaigns to, of course, people. JD's reputation as a preferred employer was reinforced in this transaction with the complete co-operation of organised labour within the Profurn businesses.

Rather than adopting an antagonistic approach of every job lost is one too many, the unions – notably SACCAWU – regarded every job saved as positive and accepted that certain job losses were inevitable. Ultimately, 65% of affected people were placed through the joint efforts of management and the unions, including a moratorium being placed on permanent employment in JD from June 2002 ahead of the acquisition to enable JD to absorb as many Profurn staff as possible.

Profurn customers and suppliers were also affected by the acquisition. Extensive communication programmes ensured that customers and suppliers remained positive throughout the whole acquisition process.

Operationally, the integration was completed within six months and trading results for that period show that the acquired businesses have reacted quickly and positively to strong leadership, real direction and focused implementation. The final elements of the acquisition will be completed in the next two years.

The greatest challenge of the acquisition has been, and will continue to be, effective management of the debtors books and accurate assessment of risk going forward.

It was previously stated that an anticipated synergistic saving of R70 million would arise from the acquisition of Profurn. A large percentage of this saving is expected to come from the standardisation of IT systems, the biggest area of challenge in this acquisition.

The Profurn acquisition has become a case study on how a project of this magnitude and intricacy should be managed, highlighting the benefits of a systematic approach, meticulous planning and a team effort that defies description, but underscores the depth of management talent in the enlarged JD Group and the entrepreneurial spirit that has characterised the Group for two decades.

Directors & executive management

Executive directors



DAVID SUSSMAN (55)



MIAS STRAUSS (51)

These four executive directors of the Group and the five members of the executive management are members of Sustein Management (Pty) Ltd, the Group's management company. Together, they comprise the executive team which manages the affairs of the Group.



JAN BEZUIDENHOUT (48)



GERALD VöLKEL (43)

JD GROUP

Executive management



JOHAN KOK (52)



ARIE NEVEN (44)



ATHOL BEEFORTH (56)



MARK RICHARDS (45)



VIVIAN HORN (52)

Non-executive directors



DR LEN KONAR (49)



MAUREEN LOCK (54)



IVAN S LEVY (65)



MERVYN KING SC (66)



MARTIN SHAW (65)

JD GROUP

Executive directors

DAVID SUSSMAN (55)
BCom
Executive chairman
Appointed 1 April 1986.
Appointed chairman in February 1989.
30 years' experience in furniture retail.
Founded the Group in 1983.

MIAS STRAUSS (51)
Chief executive officer
Appointed 1 December 1993.
Responsible for Group operations.
33 years' experience in furniture retail.
Joined Russells in 1971 and appointed chief executive of that chain in 1989.

JAN BEZUIDENHOUT (48)
BCom LLB
Director – Corporate services
Appointed 16 March 1994.
Responsible for Group strategic planning, investor liaison and corporate legal and statutory services.
13 years' experience in merchant and corporate banking and 10 years' experience in furniture retail.

GERALD VöLKEL (43)
BAcc CA(SA)
Group financial director
Appointed 2 April 2001.
Joined the Group in November 1995.
15 years' experience in auditing and eight years' experience in furniture retail.

Executive management

JOHAN KOK (52)
Chief operating officer
32 years' experience in retail.

ARIE NEVEN (44)
Chief executive operating divisions – Barnetts, Joshua Doore, Morkels and Price 'n Pride
23 years' experience in furniture retail.

ATHOL BEEFORTH (56)
BCom CA(SA)
Chief executive operating divisions – Bradlows, Electric Express, Hi-Fi Corporation and Russells
31 years' experience in furniture retail.

MARK RICHARDS (45)
CA(SA) ACA
Group executive – Corporate support services
19 years' experience in auditing and six years' experience in furniture retail.

VIVIAN HORN (52)
Group executive – Sales
32 years' experience in furniture retail.

Non-executive directors

DR LEN KONAR (49)
BCom HDip Acc MAS Cert Tax Law DCom CA(SA)
Director of companies
Appointed 19 July 1995.
Chairman of the risk management committee and member of the audit, nominations and remuneration committees.

MAUREEN LOCK (54)
BCom CA(SA)
Corporate financier
Appointed 2 April 2001.

IVAN S LEVY (65)
Dip Law
Attorney and director of companies
Appointed 1 December 1994.
Chairman of the nominations and remuneration committees and chairman of the board of trustees of the Group's retirement funds.

MERVYN KING SC (66)
BA LLB (cum laude) HDip in Tax Law
Chairman of the King Committee on Corporate Governance and director of companies
Appointed 2 May 1995.
Chairman of the audit committee and member of the nominations and remuneration committees.

MARTIN SHAW (65)
CA(SA)
Consultant and director of companies
Appointed 1 June 2001.
Member of the risk management, audit, nominations and remuneration committees.

Executive chairman's report

"HARVESTING AS WE SOW"

This year's results confirm our strategic decisions to close Score, reposition Price 'n Pride and change our approach towards the management of the debtors book – all this, whilst not losing sight of the intrinsic power of our brands in increasing our market share. The recent Markinor/Sunday Times top brands survey revealed that 4 of the top 10 furniture brands are JD brands, with the Group's core market strength being in the metropolitan areas.

OPERATING ENVIRONMENT

Strong growth in durable and semi-durable goods sales was reported in the South African retail sector during 2003. This was largely due to downward pricing pressure resulting from the stronger rand. In addition, household debt as a percentage of disposable income remains low compared to levels reported a few years ago. Lower interest rates have increased consumer discretionary spending. The cut in personal tax rates over the past two years, wage increases and falling inflation levels have further accelerated the growth in disposable income, particularly in the middle to upper new universal LSM groups. Growth into 2004 is expected to gain momentum with all these factors in place.

"This year's results confirm our strategic decisions to close Score, reposition Price 'n Pride and change our approach towards the management of the debtors book – all this, whilst not losing sight of the intrinsic power of our brands in increasing our market share."

Our top line growth is not simply a result of the impact of the above conditions, but rather highlights the strength of our brands and our ability to maximise opportunities as they present themselves.

FINANCIAL OVERVIEW

Income statement

The year's results consist of the historical JD operations and the Profurn legacy stores consolidated for the last five months of this financial year. These results do not include the contribution from the Profurn legacy chain Supreme, trading in the rest of Africa, as in line with IAS 27, these results were not consolidated, as it was the stated intention of the Group to dispose of these operations in the foreseeable future.

Revenue constitutes sale of merchandise, finance charges earned on credit sales, financial services income primarily from insurance products sold and other income, which consists mostly of furniture club and delivery charges. Revenue increased by 46% to R5 966 million over last year, of which 15% is organic growth.

Sale of merchandise increased by 48% to R3 819 million for the Group as a whole and constituted 64% (2002: 63%) of total revenue. The acquired operations contributed 25% of total sale of merchandise. European sale of merchandise rose 3% to R302 million.

Credit sales accounted for 63% of total sales reducing from 72% in the prior period mainly due to the inclusion of Hi-Fi Corporation, which is predominantly a cash business.

The opportunity for generating other income from the Profurn legacy stores could not be fully exploited over the first five months since their inclusion. We look forward to growing this area of the business over the forthcoming year.

European revenue contributed 5% (2002: 7%) of total revenue. Whilst European operations revenue increased significantly, the impact of the stronger rand on the translation of foreign revenue negatively impacted their relative contribution to Group revenue.

Cost of sales amounted to R2 557 million (2002: R1 657 million). The inclusion of the lower margin sales of Hi-Fi Corporation has

- JD Group, a mass consumer financier, is South Africa's leading furniture retailer.

- Revenue up 46% to R6,0 billion.

- Operating income up by 72% to R803 million.

- Headline earnings per share up 50% to 339 cents.

- Gearing down from 54% to 26%.



David Sussman
Executive Chairman

the effect of an incremental increase of 1,2% in cost of sales. Had the effect of the currency movements been disregarded in both period ends, cost of sales would have increased in line with the sale of merchandise. Operating costs grew by 33% to R2 606 million. The operating costs in JD's local historical operations grew 8,8%, broadly in line with inflation. The operating margin widened to 13,5% (2002: 11,4%). This increase is primarily as a result of margin increases and lower cost growth. We believe there is potential for margin expansion during the forthcoming year.

Worthy of mention is the fact that finance costs and cost of sales have been adjusted to give effect to the interest element resulting from the extended credit terms enjoyed from our suppliers. This is in line with the requirements of IAS 39.

Our effective tax rate has risen to 26% (2002: 20%). This is largely due to the increased profitability of the Group.

The weighted average number of shares in issue increased with the acquisition of Profurn for shares, on 22 April of this year, to 134 million.

Headline earnings increased by 78% with headline earnings per share increasing by 50% to 339 cents. Headline earnings does not include an adjustment for the amortisation of the provisional trademark arising on the acquisition of Profurn. Although the value assigned to the trademark as well as the associated deferred tax liability is provisional and will only be finalised during the next year, it is considered appropriate not to exclude the amortisation of the trademark from the headline earnings calculation in the current year. Had this been excluded, headline earnings would have increased by 7,2 cents per share.

The proposed dividend of 68 cents for the second half of the year brings the total dividends for the year to 110 cents, representing an increase of 96% over the previous year. This increase in dividends was made possible by the strong cash generation over the period.

Balance sheet

Trademark – provisional increased by R329 million with the associated deferred tax liability of R98 million during the year as a result of the acquisition of Profurn. The fair values of the assets and liabilities of Profurn have not as yet been finalised. Once this has been completed and the trademarks have been fairly valued, these provisional values may be amended with an adjustment to goodwill, where applicable.

The increase in investments represents the loan accounts of the Profurn legacy store Supreme, trading in the rest of Africa. In line with IAS 27, these operations have not been consolidated into the Group's results as it was never our intention to continue these operations at the time of acquisition.

Inventories increased by 73% with the inclusion of Profurn legacy operations. The Group's historic operations grew inventories by only 4%, which bears testimony to our improved inventory management.

Trade and other receivables reflect an increase of 50% on the prior year resulting from organic growth and the acquisition of Profurn. The JD business units' ratios indicate a minor deterioration on the prior year due to certain Profurn legacy stores being absorbed into old JD business units. The provisions against trade receivables increased significantly on the prior year principally as a result of the trade books acquired from Profurn. The old JD business units reflect a decrease in provisions on the back of improved collection and arrears percentages.

The share capital and premium increased by approximately R1 billion due to the issue of 53,7 million ordinary shares for the acquisition of Profurn. Non-distributable reserves increased by R103 million. This represents differences on translation of foreign entities and the change in value of the Group's shares between the issue price at which the Profurn transaction was agreed (1 842 cents) and the value of the shares on 22 April 2003 when the transaction became effective (2 101 cents), which in terms of IAS 22, represents the cost of the investment at the date of exchange.

The increase of non-interest bearing liabilities includes the "at acquisition" provisions raised on the acquisition of Profurn. These provisions relate to the costs to be incurred in reducing legacy Profurn activities, as allowed by IAS 22.

Net asset value per share increased by 18% to 2 041,2 cents. Net gearing ratio reduced to 26% from 54% a year ago, reflecting the increase in share capital and premium on the acquisition of

Profurn. This is significantly below our target gearing ratio of between 35% and 50%.

Cash flow

The significant increase in cash generated by trading reflects the inclusion of Profurn, more specifically Hi-Fi Corporation and our improved overall profitability.

Cash utilised in investing activities relates to the buy out of the minorities in BoConcept® and the cash costs associated with our acquisition of Profurn.

Our net cash generation for the period was R282 million and on the back of this strong cash generating trend we are confident in recommending an increased dividend payment.

OPERATIONAL REVIEW

Over the two years to 31 August 2003, a significant repositioning of the Group took place. Fast changing demographics within the environment necessitated this. We can now face the future with a much greater degree of confidence.

The majority of the work in repositioning the chains was done in the previous year whilst the durable goods market was somewhat depressed.

This past year has seen the Group reap some of the rewards of these efforts. We are now ideally positioned to benefit from the upturn in consumer demand, and to take full advantage of the improvement in the economic environment.

During the year under review, following the Profurn acquisition, we rationalised the store base from 1 234 stores to 978 and discontinued Protea as a brand. These changes are in line with our stated strategy of focusing our efforts on the middle income market. Our ability to execute this strategy has been demonstrated by the successes achieved to date at Price 'n Pride.

The detailed segmental report sets out the performance of the separate business units. The key highlights are discussed below.

The success of the Price 'n Pride chain is self-evident in the segmental analysis. This chain has the task of collecting 27 closed and 10 rebranded debtors books. The increased customer base emanating from the above will be maximised by the executive team.

A further nine closed Profurn books are currently being collected at Russells, two at Bradlows and nine at Joshua Doore. The inclusion of these Profurn legacy books into the historic operations' books has impacted on certain of the debtors statistics in the respective operations' books.

Profurn

In April 2003, we acquired Profurn. It is a generally accepted fact that the furniture sector was, and remains, overtraded. However, it was not this alone that prompted us to make the Profurn acquisition. Were it not for the success of Price 'n Pride's repositioning, we would not have considered acquiring Protea and Barnetts. While Morkels is still a respected brand, we need to restore it to its former glory. Hi-Fi Corporation added a new dimension to our Group. It was with all these factors in mind that we made this acquisition.

The only component in Profurn that did not fit the JD vision was Supreme, trading outside of southern Africa. As a result we have closed or downsized certain of the operations and will continue with this process.

"The significant increase in cash generated by trading reflects the inclusion of Profurn, more specifically Hi-Fi Corporation and our improved overall profitability."

Notwithstanding the fact that comparison is made to a relatively low base, Morkels continues to gain momentum month after month. The Morkels chain currently collects 51 closed debtors books. These books were mostly from the former Home & Electric chain which was closed prior to the acquisition.

Barnetts bore the brunt in the closure and repositioning of stores. This chain currently collects 76 closed debtors books from closed branches and a further 43 debtors books as a result of rebranding. The dimension of the repositioning is challenging enough. However, by the same token this rebranding offers Barnetts the opportunity to service a much larger customer base. The executive team at Barnetts is highly motivated, with a huge amount of focus and will, without doubt, maximise the potential of this brand.

Hi-Fi Corporation consistently exceeds our expectations. Notwithstanding price deflation in their product range, significant increases in unit sales has resulted in a more than satisfactory growth in sales.

Operations termed as "other" in the segmental analysis consist primarily of Supreme stores, trading in the neighbouring states, that are to be integrated, disposed of and/or discontinued. In line with IAS 27 these operations have been consolidated as, at the time of their acquisition, the decision had not been made to discontinue these operations.

The speed and efficiency of the integration bears testimony to the strength and excellence of our people. The time spent on the very detailed due diligence facilitated a swift and smooth implementation.

It is seldom that one has the opportunity to state that there is not a single component of our business that has not shown a marked improvement. At the time of the acquisition, concerns were raised that Profurn would cloud the performance of the existing JD chains. The detailed segmental analysis should now allay all these fears. Our ongoing determination to seek and achieve excellence in all our operations is clearly demonstrated in these results.

Cost efficiencies arising from Profurn acquisition

We previously stated that we anticipated synergistic savings of R70 million to arise from the acquisition of Profurn. A large percentage of this saving is expected to come from the standardisation of IT systems, the biggest area of challenge in this acquisition.

"Our pursuit of excellence is ongoing. It is only through our people that we can hope to achieve this excellence. After all, the promise of realising our full potential is far more exciting than being confined to the boundaries of accepted success."

All business units at Profurn operate on different IT platforms. We are in the final stages of development of the PeopleSoft branch processing system which will be piloted at branch level in 2004. In 18 to 24 months, the process of standardising the IT systems onto PeopleSoft should be completed. Significant savings should arise once this has been fully rolled out.

In addition, there is duplication of data networks between the two groups. However, most of the synergistic gains will be made through a complete rationalisation of the data infrastructure and optimisation between the satellite and terrestrial based networks.

Business unit structures have been rationalised at a senior and middle management level and brought in line with JD structures. Savings from duplication of board of directors, company secretarial, external audit and insurance management fees will also arise. Additional savings will be realised from the closure of the Profurn head office in Braamfontein and the service centre in Vereeniging.

JD/Nedcor Alliance

Whilst the results are disappointing, we nevertheless remain positive about the potential inherent in our alliance relationship with Nedcor. This is particularly in light of the recently launched Financial Services Charter and the opportunities that the charter provides to extend financial services to a broader base of the market. The JD Group store infrastructure will play an important role in this regard. In addition to the term loan, home loan and basic assurance products sold through the "in-store points of presence", the product range will be expanded to include term deposit accounts in the year ahead. With an expanded range of products in place, the alliance will be in a position to capitalise on the low cost banking distribution that has been established in selected JD Group stores in recent years.

Poland

We are delighted to note that Abra, our middle income soft and case goods retailer operating in Poland, is now well on its way to achieving the expected returns initially planned. The under-performance of the Polish operations was primarily attributable to the conditions in the Polish economy. The strong zloty has contributed to high levels of unemployment. However, with Poland set to join the EU in May 2004, we expect broad based economic upliftment to be stimulated. Abra is ideally positioned to benefit from this upturn.

With our new Polish management team in place, we are confident that the potential of Abra will be maximised.

We can now increase our network of stores with confidence that Abra has the infrastructure that will enable us to make a meaningful contribution to earnings by 2005. We anticipate opening a further 17 stores over the near term, bringing the total number of stores to 43.

United Kingdom

BoConcept® in the UK offered us an opportunity to invest in a unique concept. We continue to believe in the potential of the brand and in the value to be extracted from this chain.

The performance of BoConcept® over the past year has however been severely constrained by supply chain problems originating from the franchisor Club 8 and various ways of addressing this issue are under consideration. Accordingly, the BoConcept® rollout is being restricted until we feel comfortable that Club 8 can meet its obligations as required by the service level agreement. The performance of our existing store base, notwithstanding the above mentioned hurdle and the fact that we have as a result been reluctant to do any real marketing, proves that BoConcept® as a retail format has its place in the competitive trading conditions in the UK. There is no reason why, once our supply chain has been improved, we should not revert to our original vision of substantially increasing our store base.

Africa

The Group's strategy has never been to expand into the rest of Africa. The Profurn stores beyond South Africa's boundaries are therefore being reviewed on a country by country basis. To date, we have ceased operations in the Ivory Coast, Zambia and Tanzania.

CORPORATE GOVERNANCE

The Group complies with the Code of Corporate Practices and Conduct as set out in the King Report on Corporate Governance and further acknowledges our social responsibilities.

STRATEGIC REVIEW AND OBJECTIVES

Our strategy will see JD continuing to maximise the strengths of its brands. We expect to see an ongoing improvement in all aspects of our business in the year ahead. We will replicate the successful upward repositioning of Price 'n Pride at Barnetts. The introduction of major appliances at Hi-Fi Corporation is already a success and we expect to complete the roll out of the broader product offering in the forthcoming year.

A process of differentiation has been embarked upon in order to maximise the potential of each brand and limit any internal competition or overlap. We remain committed to our stated strategy of diversifying our earnings through the provision of financial services and expanding our offshore operations.

The JD Group provides employment for almost 16 000 people. We accept the obligation of creating an atmosphere in the workplace that is conducive to unlocking the inherent potential of every individual. Our pursuit of excellence is ongoing. It is only through our people that we can hope to achieve this excellence. After all, the promise of realising our full potential is far more exciting than being confined to the boundaries of accepted success.

OUTLOOK

2004 represents our 21st year in business. We will come of age with the energy and determination to strive to greater heights.

Prevailing economic conditions allow for a feeling of optimism. Should current trends in trading volumes continue, the year ahead should deliver a rewarding result for all stakeholders. Our main concern for the year ahead is the impact that a stronger rand will have on employment levels.

THANKS

Our non-executive board, recognised and respected both locally and internationally, requires no introduction. Their guidance, mentorship and wise counsel have proved to be of enormous assistance to myself and the executive team. The stature of this non-executive board adds credence to our commitment towards good corporate governance.

Special mention needs to be made of the tremendous support the Group enjoys from its suppliers of goods, funds and services. Twenty years ago we committed ourselves to dealing with all in a spirit of partnership. This has ensured a win-win for all with whom we deal.

The executives that head up corporate service departments, together with the respective teams of each business unit, have blended together to create what has become an incredible force of energy.

When mentioning individuals by name, one always runs the risk of leaving out some very important players. However, it would be remiss of me not to highlight the outstanding role that our CEO, Mias Strauss, has played. Mias, supported by Johan Kok, Athol Beeforth and Arie Neven, together with all those who head up the support functions, have achieved what would be to most the unthinkable.

I regret to advise that Niall Thomson has decided to take early retirement and has accordingly resigned as a director of the Company. To Niall's credit, he leaves behind a very streamlined portfolio of activities with outstanding people to continue the good work.

I wish Niall and his family the Almighty's richest blessings and success in his future endeavours.

Our executive team is truly committed and devoted to the achievement of success and fully embraces our stated vision. The dedication exemplified by every member of our team is what makes this organisation so great.

I David Sussman

I David Sussman
Executive Chairman

5 December 2003

Group value added statement

	2003		2002	
	Rm	%	Rm	%
Revenue	**5 966**		4 083	
Investment income	**15**		11	
Interest received	**49**		46	
	6 030		4 140	
Cost of merchandise, services and expenses	**4 139**		2 843	
Value added	**1 891**	100,0	1 297	100,0
Distributed as follows:				
Employees				
Salaries, commissions and other benefits	**933**	49,3	700	54,0
Government				
Taxation, assessment rates and regional services council levies	**47**	2,5	82	6,3
Providers of capital	**419**	22,2	288	22,2
Distribution to shareholders	**160**	8,5	63	4,9
Finance costs	**259**	13,7	225	17,3
Reinvestment in the Group	**492**	26,0	227	17,5
To provide for depreciation	**67**	3,5	57	4,4
To provide for deferred taxation	**136**	7,2	(8)	(0,6)
Reinvested for expansion	**289**	15,3	178	13,7
	1 891	100,0	1 297	100,0

Statement of money exchanges with government

	2003 Rm	2002 Rm
Assessment rates and taxes	**13**	7
Company taxes	**24**	68
Employees' tax deducted from remuneration paid	**112**	91
Net value added tax and general sales tax (refunded)/collected	**(4)**	37
Regional services council levies	**10**	7
	155	210

Value added is the amount of wealth the Group has created by purchasing and selling its merchandise. The statement above shows how this wealth has been distributed.

The calculation takes into account the amounts retained and reinvested in the Group for the replacement of assets and development of operations.

Nine year review

		12 months 31 August 2003	31 August 2002	31 August 2001
Share performance				
Total shares in issue	000	**166 830**	112 730	112 609
Weighted average number of shares in issue	000	**133 837**	112 709	112 123
Headline earnings per share	cents	**338,8**	225,2	351,2
Cash equivalent dividends per share	cents	**110,0**	56,0	94,0
Dividend cover	times	**3,1**	3,8	2,6
Net asset value per share	cents	**2 041,2**	1 723,9	1 705,1
Profitability, liquidity and gearing				
Revenue	Rm	**5 966**	4 083	3 788
Operating income	Rm	**803**	467	657
Income before finance costs	Rm	**818**	478	665
Income attributable to shareholders	Rm	**449**	241	275
Closing shareholders' equity	Rm	**3 406**	1 943	1 920
Average shareholders' equity	Rm	**2 674**	1 932	1 821
Net interest bearing debt	Rm	**894**	1 048	802
Average total assets less non-interest bearing debt	Rm	**4 235**	3 567	3 252
Total assets	Rm	**7 188**	4 253	4 539
Operating margin	%	**13,5**	11,4	17,3
Income attributable to shareholders on revenue	%	**7,5**	5,9	7,3
Return on closing shareholders' equity	%	**13,2**	12,4	14,3
Return on average shareholders' equity	%	**16,8**	12,5	15,1
Return on assets managed	%	**19,3**	13,4	20,4
Interest cover	times	**3,9**	2,7	6,6
Gearing ratio	%	**26,2**	53,9	41,8
Current ratio	: 1	**2,6**	4,0	4,1
Shareholders' equity to total assets	%	**47,4**	45,7	42,3
Productivity				
Number of stores		**978**	695	684
Revenue per store	R000	**6 100**	5 875	5 538
Number of employees		**15 738**	10 064	9 984
Revenue per employee	R000	**379**	406	379
Stock exchange performance				
Closing share price	cents	**3 161**	1 675	4 050
Number of shares traded	000	**73 828**	56 740	53 420
Value of shares traded	Rm	**1 716**	1 466	2 107
Volume traded as % of issued shares	%	**44,3**	50,3	47,4
Market value per share				
– high	cents	**3 180**	4 060	4 905
– low	cents	**1 440**	1 300	2 990

All ratios have been calculated using amounts in rand as opposed to Rm.
The comparative figures have not been restated for the change in accounting policy on the adoption of IAS 39 from the 2002 financial year.

JD GROUP

14 months 31 August 2000	12 months 30 June 1999	30 June 1998	30 June 1997	30 June 1996	30 June 1995
111 651	110 350	108 245	106 525	104 476	102 766
110 980	109 124	107 101	105 286	103 456	102 069
300,0	242,6	184,3	136,5	118,0	85,3
78,0	65,0	62,0	51,0	43,0	33,0
3,9	3,7	3,0	2,7	2,8	2,7
1 541,5	1 297,6	1 086,3	919,4	801,6	701,5
3 928	3 016	2 896	2 726	2 479	2 205
565	407	387	323	296	226
572	407	387	323	296	226
335	265	199	147	124	90
1 721	1 431	1 175	979	837	720
1 576	1 303	1 077	908	779	681
709	457	412	393	492	580
2 510	2 055	1 797	1 644	1 553	1 385
3 510	2 711	2 486	2 227	2 190	1 998
14,4	13,5	13,4	11,9	11,9	10,2
8,5	8,8	6,9	5,4	5,0	4,1
19,5	18,5	16,9	15,0	14,8	12,4
21,2	20,4	18,5	16,1	15,9	13,1
22,8	19,8	21,6	19,6	19,0	16,3
6,5	5,5	6,1	3,9	3,3	3,1
41,2	31,9	35,1	40,1	58,7	80,4
4,8	5,0	4,1	3,8	3,4	3,5
49,0	52,8	47,3	44,0	38,2	36,1
671	678	628	558	547	523
5 855	4 449	4 612	4 886	4 533	4 216
9 704	9 613	9 732	9 808	9 669	9 806
405	314	298	278	256	225
4 860	3 690	3 990	2 800	2 350	1 450
69 142	41 561	31 172	18 251	13 887	9 565
3 021	1 349	1 202	454	283	134
61,9	37,7	28,8	17,1	13,3	13,3
5 500	4 400	5 480	3 025	2 550	1 600
3 100	1 650	2 800	2 050	1 375	1 125

Nine year review continued

R million	12 months 31 August 2003	31 August 2002	31 August 2001
Income statements			
Revenue	**5 966**	4 083	3 788
Cost of sales	**2 557**	1 657	1 530
Operating income	**803**	467	657
Investment income	**15**	11	8
Income before finance costs	**818**	478	665
Finance costs	**210**	179	101
Income before exceptional item	**608**	299	564
Exceptional item: loss on discontinuance	**–**	–	167
Income before taxation	**608**	299	397
Taxation	**160**	60	123
Income after taxation	**448**	239	274
Attributable to outside shareholders	**1**	2	1
Income attributable to shareholders	**449**	241	275
Balance sheets			
Assets			
Non-current assets	**1 038**	355	269
Property, plant and equipment	**210**	144	127
Goodwill	**42**	54	6
Trademark (provisional)	**315**	–	–
Share incentive trusts	**12**	10	10
Investments	**146**	110	110
Deferred taxation	**313**	37	16
Current assets	**6 150**	3 898	4 270
Inventories	**739**	427	359
Trade and other receivables	**4 860**	3 231	3 255
Financial assets	**27**	13	–
Taxation	**80**	5	1
Bank balances and cash	**444**	222	655
Total assets	**7 188**	4 253	4 539
Equity and liabilities			
Equity and reserves			
Share capital and premium	**1 765**	782	781
Non-distributable reserve	**127**	24	4
Retained income	**1 401**	1 112	1 093
Shareholders for dividend	**113**	25	42
Shareholders' equity	**3 406**	1 943	1 920
Outside shareholders' interest	**–**	21	(1)
Non-current liabilities	**1 412**	1 310	1 577
Interest bearing long term liabilities	**831**	1 049	1 261
Deferred taxation	**581**	261	316
Current liabilities	**2 370**	979	1 043
Trade and other payables	**1 799**	745	722
Interest bearing liabilities	**506**	219	192
Financial liabilities	**–**	11	–
Taxation	**64**	2	125
Bank overdrafts	**1**	2	4
Total equity and liabilities	**7 188**	4 253	4 539

14 months 31 August 2000	12 months 30 June 1999	30 June 1998	30 June 1997	30 June 1996	30 June 1995
3 928	3 016	2 896	2 726	2 479	2 205
1 541	1 198	1 170	1 170	1 102	972
565	407	387	323	296	226
7	–	–	–	–	–
572	407	387	323	296	226
88	74	63	83	89	72
484	333	324	240	207	154
–	–	–	–	–	–
484	333	324	240	207	154
149	68	125	93	83	64
335	265	199	147	124	90
–	–	–	–	–	–
335	265	199	147	124	90
224	99	108	129	172	199
109	104	96	98	105	104
–	–	–	22	46	71
–	–	–	–	–	–
13	(6)	12	9	21	24
102	1	–	–	–	–
–	–	–	–	–	–
3 286	2 612	2 378	2 098	2 018	1 799
354	341	309	310	280	261
2 882	2 240	2 024	1 754	1 689	1 498
–	–	–	–	–	–
9	1	10	–	10	5
41	30	35	34	39	35
3 510	2 711	2 486	2 227	2 190	1 998
762	727	666	608	563	530
–	–	–	–	–	–
924	676	481	349	256	177
35	28	28	22	18	13
1 721	1 431	1 175	979	837	720
–	–	–	–	–	–
1 106	760	736	692	760	767
750	485	443	420	519	606
356	275	293	272	241	161
683	520	575	556	593	511
679	470	508	498	581	502
–	2	4	7	12	9
–	–	–	–	–	–
4	48	63	51	–	–
–	–	–	–	–	–
3 510	2 711	2 486	2 227	2 190	1 998



Corporate governance

1. BUSINESS MODEL

Following the acquisition of Profurn Limited on 22 April 2003, JD Group's business model consists of eight business units and the JD Group/Nedcor Alliance, trading within Africa, the Abra business unit trading in Poland, the BoConcept® business unit trading in the United Kingdom, and support services provided by 11 corporate service departments.

The directors are of the opinion that the business model in place is balanced and sound, and provides a solid platform for continued growth. The directors are nevertheless aware of the changing dynamics of the industry and will modify Group strategy and models from time to time in accordance with changing circumstances.

2. STRATEGIC BUSINESS GOALS

The Group has developed 11 strategic business goals, as enumerated below:

2.1 Receivables management

To re-assess the Group's entire (current and future) receivables management policies, philosophy, processes and credit granting practices with a view to the introduction of measurement criteria and predictive capabilities that will ensure optimum receivables performance.

2.2 Business information systems (BIS)

To develop and implement a user friendly BIS applicable to a retail/financial environment and focused on the strategic business drivers of JD Group through which better and faster strategic, tactical and operational decisions can be taken.

2.3 People management

To maximise the value of our human capital by realigning our people management policies and processes, resulting in the establishment of a culture of continuous learning and performance improvement.

2.4 Quality profit growth

To enable the Group to identify, manage and maximise the major profitability drivers in such a way that the Group is able to deliver quality sustainable profit growth.

2.5 Financial services growth

To implement the business plan and maximise the envisaged benefits of the JD Group/Nedcor Alliance (JDNA).

2.6 Information technology platform

To develop and implement an open, user friendly technology platform, catering for a smooth risk free transition from the current environment to interactive, flexible and cost-effective technology satisfying identified current and future needs as a retail and financial services organisation globally. To provide technological support to the Group via the implementation of the PeopleSoft application architecture that will encompass the creation of the new branch processing system. To enable the business intelligence requirements of the organisation to be realised via the new application.

2.7 Project management philosophy

To develop applicable policies and procedures to enable JD Group to accept a project management philosophy and practice, align structural capability and competence, implement and secure optimised implementation ability.

2.8 Marketing effectiveness

Optimise marketing efforts on identified and aspirational needs of a customer and on new and existing market channels by constantly measuring and assessing the effectiveness of marketing and promotional activity on a national, regional and local level.

2.9 Products and services differentiation

To assess the suitability of the current range of products and services, establish and develop innovative and differentiated products and services for existing and potential customers to suit their life stage needs.

2.10 Funding/cash flow

Management of cash inflow and outflow to optimise gearing.

2.11 The environment

To manage the environmental impacts of our activities by complying with all relevant safety, health and environmental legislation and by enhancing awareness amongst our employees.

3. ENDORSEMENT OF KING II

JD Group remains fully committed to the principles of effective corporate governance and application of the highest ethical standards in the conduct of its business. We endorse the principles of integrity and accountability advocated by the Code of Corporate Practices and Conduct set out in the King Report on Corporate Governance 2002 ("King II"). In all dealings we strive to ensure that the interests of stakeholders are foremost in our decisions and that they are fully informed of the process.

We have long recognised that good corporate governance is essentially about leadership and there exists the need to conduct the enterprise with integrity and in compliance with best international practices, whilst taking cognisance of the value systems of the countries in which we operate.

4. CORPORATE CODE OF CONDUCT

JD Group has adopted a code of ethics committing itself to:

- the highest standards of integrity and behaviour in all our dealings with stakeholders and society at large;
- conducting business through fair commercial competitive practices;
- trading with suppliers who subscribe to ethical business practices;
- non-discriminatory employment practices and the promotion of employees to realise their potential through training and development of their skills; and
- being proactive towards environmental, social and sustainability issues.

It is the Group's aim, wherever possible, to procure products from suppliers who operate established environmental policies based on relevant legal requirements of the countries in which they operate.

5. CHAIRMAN AND BOARD OF DIRECTORS

Chairman

The executive chairman is David Sussman. The board delegates to the chairman responsibility for ensuring the effectiveness of governance practices. He leads the board and is responsible for representing the board to shareholders.

Board

The board consists of nine directors of whom five are non-executive directors. The board considers Mervyn King, Len Konar, Maureen Lock and Martin Shaw as independent, non-executive directors, as defined in King II.

The primary responsibilities of the board include regular review of the strategic direction of investment decisions and performance against approved plans, budgets and best practice standards. The board retains full and effective control over the Group and decisions on material matters are reserved by the board, materiality being defined in delegated authorities regarding matters such as capital expenditure, goods and services procurement, property transactions, borrowings and investments.

The board meets at least quarterly and more frequently, if circumstances or decisions require. A summary of the attendance register of meetings is set out below.

Director	2002 30 Oct	9 Dec	2003 17 Feb	30 Apr	28 Jul	16 Nov
ID Sussman	P	P	P	P	P	P
HC Strauss	P	P	A	P	P	P
JL Bezuidenhout	P	P	P	P	P	P
NWE Thomson	P	P	P	R	R	R
G Völkel	P	P	P	P	P	P
ME King	A	P	P	P	P	P
D Konar	P	P	P	P	P	P
IS Levy	P	P	P	P	P	P
M Lock (non-resident)	P	A	A	P	A	P
MJ Shaw	P	A	P	P	P	P

P = Present *A = Apologies* *R = Retired 17 February 2003*

Two senior executives, namely Johan Kok, chief operating officer, and Mark Richards, Group executive – corporate support services, attend all board meetings by invitation.

Meetings are conducted in accordance with formal agendas, ensuring that all substantive matters are properly addressed. Standing subcommittees of the JD Group board and of the JDG Trading (Pty) Ltd board have been appointed, details of which are set out in this report, while ad hoc subcommittees are created as and when necessary. The chairman sets the agenda for each meeting in consultation with the chief executive officer and company secretary. Any director may request that additional matters be added to the agenda. Copies of board papers are circulated to the directors in advance of the meetings.

Mias Strauss, the chief executive officer, takes full responsibility for all operations.

There is a clear division between the responsibilities of the board and management.

The non-executive directors take responsibility for ensuring that the chair encourages proper deliberation of all matters requiring the board's attention. The board ensures that there is an appropriate balance of power and authority on the board so that no one individual or block of individuals can dominate the board's decision making process.

The entire board was involved in the process of nomination, selection and appointment of directors until the establishment of a separate nominations committee in 2002. Directors are appointed on the basis of skill, acumen, experience and level of contribution to and impact on the activities of the Group. Non-executive directors contribute an unfettered and independent view on matters considered by the board and enjoy significant influence in deliberations at meetings. All directors have the requisite knowledge and experience required to properly execute their duties, and all participate actively in the proceedings at board meetings. The non-executive directors have no fixed term of office, while executive directors have entered into service contracts with Sustein Management (Pty) Ltd. The service contract continues until 28 February 2005 whereafter it endures for an indefinite period subject to one year's notice from either party.

The board and its committees are supplied with full and timely information which enables them to discharge their responsibilities. They have unrestricted access to all Group information. Non-executive directors have access to management and meet separately with management, without the executive directors being present, on request.

Some of the non-executive directors hold directorships or executive positions in companies with which JD Group has commercial relationships. The board has considered all these relationships and does not consider that any of them compromise the independence of the directors concerned.

All directors are entitled, at the Group's expense, to seek independent professional advice about the affairs of the Group regarding the execution of their duties, if such expertise is required.

One third of the directors are subject, by rotation, to retirement and re-election at the annual general meeting in terms of the Company's Articles of Association. (Refer to notice to shareholders in the JD Annual Financial Statements 2003 book). In addition, all directors are subject to election by shareholders at the first annual general meeting after their initial appointment.

6. INTERESTS IN CONTRACTS

During the year ended 31 August 2003, none of the directors had a significant interest in any contract or arrangement entered into by the Company or its subsidiaries.

7. COMPANY SECRETARY

The company secretary is Melvyn Jaye. The appointment and removal of the company secretary is a matter for the board as a whole. The company secretary advises the board on the appropriate procedures for the management of meetings and the implementation of governance procedures. All directors have access to his advice and professional services.

8. BOARD COMMITTEES

Specific responsibilities have been delegated to board committees with defined charters.

9. JDG TRADING BOARD

(see paragraph 21 and organograms 1 and 2)

JDG Trading (Pty) Ltd ("JDG Trading") is the wholly owned South African trading company of JD Group.

The board of JDG Trading consists of the four executive directors of JD Group, David Sussman, Mias Strauss, Jan Bezuidenhout, and Gerald Völkel; five senior executives, Johan Kok, Mark Richards, Athol Beeforth, Vivian Horn and Arie Neven; the chief executives ("CEs") of certain of the business units trading in southern Africa and the heads of certain corporate service departments. Meetings are chaired by either David or Mias. JDG Trading meets formally on a quarterly basis and informally on an ad hoc basis.

The directors are individually mandated, empowered and held accountable for implementing the strategies and key policies determined by the JD Group board, managing and monitoring the business and affairs of the organisation in accordance with approved business plans and budgets, prioritising the allocation of capital and other resources and establishing best management and operating practices. Structured management succession planning, for purposes of identifying, developing and advancing of future leaders in the Group, is an important element in the management process.

9.1 Business unit and corporate service department meetings

The business unit CEs, Bill Chalmers, James Gibson, Mike Roberts, Diane Bowran, Toy de Klerk, Jannie Els, Len Rundle and Wietske van der Westhuizen, and heads of the corporate service departments, Dick Behrens, Ian Child, Clive Dicks, Leoni Field, Fred Ginsberg, Henk Greeff, André Maré, Lindsay Mentor, Pieter Pienaar and Leslie van Doesburgh, act as chairmen of either business unit or corporate service department meetings held on a monthly basis. The executive management teams of the business units and corporate service departments, respectively, attend these meetings.

9.1.1 Subcommittee meetings

9.1.1.1 Business unit "think tank" meetings are chaired by the marketing executives. The entire executive team attends these meetings together with David, Vivian and Fred. Representatives of the business unit advertising agencies also attend. The purpose of these meetings is to determine all advertising and marketing promotions for the next two to three months. These meetings are held on a monthly basis.

9.1.1.2 Credit meetings are chaired by Mias. The business unit CEs, operations executives and credit executives together with Dick, Johan, Athol and Arie also attend. The purpose of these meetings is to review all aspects of the performance of the receivables books and related matters. These meetings are held on a monthly basis.

Organogram 1
JD Group Limited board and management committees

A diagrammatic outline of the entities to which delegations have been made are set out below:

JD GROUP LIMITED

Board committees

JDG Trading (Pty) Ltd

ABRA SA

BoConcept UK Ltd

JD/Nedcor Alliance Advisory Board

Audit

Nominations

Remuneration

Risk management

Retirement funds

Management committees

Eight business units
Eleven corporate service departments

Risk management executive
Group projects
Operations executive
Employment equity and skills retention

Organogram 2

JD Group Limited board and management committees (effective 1 September 2003)

A diagrammatic outline of the entities to which delegations have been made are set out below:


JD GROUP LIMITED
Board committees
JDG Trading (Pty) Ltd
ABRA SA
BoConcept UK Ltd
JD/Nedcor Alliance Advisory Board
Audit
Nominations
Remuneration
Risk management
Retirement funds
Exco
Tradeco
Servco
Eight business units
Eleven corporate service departments

9.2 Risk management executive committee

The risk management executive committee comprises Mark Richards (chairman), Dick Behrens, Ian Child, Johan Kok, Lindsay Mentor, Pieter Pienaar, Mias Strauss and Gerald Völkel. The purpose of this committee is to identify and review the risks presented by the Group's local and offshore operations and corporate service departments from the Group's perspective and to rate them in terms of probability and impact. This committee meets on a quarterly basis. It reports to the Group risk management committee and to the JDG Trading board.

9.3 Group projects committee

The Group projects committee comprises Mark Richards (chairman), John Andrews, Dick Behrens, Ian Child, Joey Kok, Johan Kok, Lindsay Mentor, Leon Steenkamp, Mias Strauss and Gerald Völkel. The purpose of this committee is to review and monitor projects in progress and major IT and business intelligence issues which are common to all business units and corporate service departments. The issues covered include the new PeopleSoft data processing project, receivables value chain re-engineering, leadership development and information security.

Information technology

In terms of a strategic business goal numbered 2.6 above, following national and international research, PeopleSoft was chosen as the vendor to implement a new centralised architecture, built on re-usable components known internally as Simple Intuitive New Application. The implementation process commenced in August 2001 and is expected to be completed in December 2004. In order to control the risk of implementation, a phased approach was taken. Integrating the old system with the new will be followed by a switchover, branch by branch, from the existing Ceres, Univers and Java systems to PeopleSoft.

9.4 Operations executive committee

The operations executive committee comprises Johan Kok (chairman), Athol Beeforth, Dick Behrens, Diane Bowran, Bill Chalmers, Toy de Klerk, Jannie Els, James Gibson, Vivian Horn, Lindsay Mentor, Arie Neven, Mike Roberts, Len Rundle and Wietske van der Westhuizen. Mias Strauss attends meetings by invitation. The purpose of this committee is to review and monitor operational issues which affect the business units, credit and administration department and other corporate services departments. This committee meets on a monthly basis.

9.5 Executive leadership committee

During May 2003, an executive leadership committee was formed. The committee comprises Mias Strauss (chairman), Athol Beeforth, Henk Greeff, Johan Kok, Arie Neven and Mark Richards. The committee's charter includes leadership development, succession management and expediting the achievement of equity targets. This committee meets on a quarterly basis.

9.5.1 Employment equity and skills development

JD Group strives to create an environment in which all individuals and teams may develop their full potential for the benefit of themselves and the Group.

The directors acknowledge that the effective development of staff is key to the success of the Group. The human resource policies include a broad framework of corporate values and are driven by the need to ensure effective utilisation of and investment in human resources. Merit and competence are the key criteria for advancement in the Group. Acknowledging the diversity of cultures in the staff complement, the Group continually seeks to redress historical imbalances so that all employees can compete on equal terms. The Group applies policies that do not discriminate on grounds of race, age, disability, gender or religion and which provide good opportunities for disadvantaged sections of the community.

The Group recognises the rights of employees regarding freedom of expression and freedom of association and representation. The Group affirms that employees have the right to choose to participate in organised labour structures and collective bargaining. Where possible, employee participation in problem solving and decision making is encouraged.

Training and career development are important elements of JD Group's business philosophy and success. In a challenging environment, strong leadership is required to guide a successful business. The Group puts a high priority on developing the next generation of business leaders and continues to explore new ways to foster a progressive workplace that attracts and inspires staff of the required calibre.

An executive leadership programme, launched in October 2003, is the first phase of what will be a learning academy for all levels of staff.

9.6 Abra, BoConcept® and JD/Nedcor Alliance boards

The management board of Abra in Poland, the board of BoConcept® in the United Kingdom and the advisory board of the JD/Nedcor Alliance (JDNA) carry out the same functions as the JDG Trading board.

The supervisory board of Abra includes David Sussman (chairman), Mias Strauss, Mark Richards, Jan Bezuidenhout and Fred Ginsberg.
The BoConcept UK Limited board consists of David Sussman (chairman), Jan Bezuidenhout, Mark Richards and Mias Strauss.

The JDNA advisory board consists of Mias Strauss (chairman), David Sussman and Jan Bezuidenhout representing JD Group Ltd, and Nedcor appointees.

10. AUDIT COMMITTEE

The audit committee is a subcommittee of the board and comprises Mervyn King (chairman), Len Konar and Martin Shaw, all of whom are independent non-executive directors. David Sussman, Mias Strauss, Jan Bezuidenhout, Gerald Völkel, Mark Richards, Leslie van Doesburgh and Pieter Pienaar attend meetings by invitation. The audit committee meets formally at least three times per annum to consider financial reporting issues and to advise the board on a range of matters, including corporate governance practices, internal control policies and procedures, and internal and external audit management.

The external auditors attend the formal committee meetings and also have unrestricted informal access to the chairman of the audit committee and its members. The audit committee is satisfied that the independence of the external auditors is not compromised by the present scale of non-audit related fees paid to them.

Through the audit committee, the board regularly reviews processes and procedures to ensure the effectiveness of internal systems of control so that its decision making capability and the accuracy of its reporting is maintained at a high level at all times. The committee, furthermore,

identifies and monitors the non-financial aspects relevant to the businesses of the Group and reviews appropriate non-financial information that goes beyond assessing the financial and quantitative performance factors.
A summary of the attendance register of meetings is set out below.

Member	2002 19 Nov	9 Dec	12 Feb	2003 29 Apr	16 Nov
ME King	P	P	P	P	P
D Konar	P	P	P	P	P
MJ Shaw	P	A	P	P	P

P = Present *A = Apologies*

11. REMUNERATION COMMITTEE

The remuneration committee is a subcommittee of the board and comprises four non-executive members, Ivan Levy (chairman), Mervyn King, Len Konar, Martin Shaw and David Sussman, the executive chairman. Its main responsibility is to review and approve the remuneration and employment terms of executive directors and senior Group executives. Two meetings of the committee are scheduled annually, with ad hoc meetings convened as and when required.

Nine executives are employed by Sustein Management. In terms of the management agreement between JD Group, JDG Trading and Sustein Management, a fee is paid by JDG Trading to Sustein Management for its services to the Group. These executives are therefore not remunerated directly by JD Group.

In determining the remuneration of the executives, the remuneration committee aims to provide the appropriate packages required to attract, retain and motivate the executives whilst giving due consideration to remuneration levels, both within and outside the Group. To meet these objectives, the committee from time to time takes advice from external remuneration specialists.

The Group's primary executive remuneration objective is to reward the executives so as to ensure that their interests are, as far as possible, commensurate and aligned with the interests of the shareholders.

Remuneration for the executives consists of an all inclusive total cost to company basic salary, a performance related bonus and share incentives. Full details of the remuneration of the individual directors and information on share rights are set out in the JD Annual Financial Statements 2003 book.

The basic salaries for the executives are reviewed annually. The committee compares current rates of pay to those observed in similar relevant companies within and outside the Group. This information is then adjusted to reflect both the Group's performance compared to similar companies and the individual's performance.

An annual performance bonus is awarded as an incentive to executives to achieve predetermined financial and other targets.

The Group operates two share incentive schemes for directors and senior executives. The committee grants rights which relate to the executive contributions and responsibilities. Rights granted are subject to time limits. Rights are also granted to non-executive directors since this aligns the interests of these directors with the Group's shareholders. On 11 August 2003, the JD Group Employee Share Incentive Scheme trust deed (Newtrust) was amended since it had become outdated in many respects such as in relation to the short periods in which shares under the scheme may be traded, the long release periods of shares under the scheme, method of payment of shares and provisions in the trust deed which are not in line with current legislation, STRATE and the JSE Listings Requirements.

The remuneration of the non-executive directors is set by the executive chairman after consultation with the Group's advisors.

A summary of the attendance register of meetings is set out below.

Member	2003 19 Feb	24 Feb	5 Mar
IS Levy	P	P	P
ME King	A	P	P
D Konar	A	A	P
MJ Shaw	A	A	P
ID Sussman	P	P	A

P = Present *A = Apologies*

12. NOMINATIONS COMMITTEE

The nominations committee, comprising the same members as the remuneration committee, is chaired by Ivan Levy.

The nominations committee supports and advises the board in ensuring that the board comprises individuals who are best able to discharge the responsibilities of directors, having regard to the law and the highest standards of governance by:

- assessing the skills required on the board;
- from time to time assessing the extent to which the required skills are represented on the board;
- establishing processes for the review of the performance of individual directors and the board as a whole; and
- establishing processes for the identification of suitable candidates for appointment to the board.

A summary of the attendance register of meetings is set out below.

Member	2003 16 Nov
IS Levy	P
ME King	P
D Konar	P
MJ Shaw	P
ID Sussman	P

P = Present *A = Apologies*

13. RISK MANAGEMENT COMMITTEE

The risk management committee is a standalone subcommittee of the board. This committee comprises Len Konar (chairman), Martin Shaw, Mias Strauss, Gerald Völkel, Mark Richards and Pieter Pienaar. Meetings are held at least three times per annum.

The purpose of this committee is to address general business risks applicable to the business units and corporate service departments, credit risks, exchange rate exposure, insurable losses, interest rate and liquidity risks as well as external risks. The findings of this committee are reported to the audit committee.

It is envisaged that this committee will be incorporated into the audit committee in due course.

A dedicated assets and liabilities management subcommittee, comprising Jan Bezuidenhout and Gerald Völkel, reports to this committee.

The board established a risk management executive committee which reports to this committee. The board is confident that the fundamental processes are now in place to ensure compliance with current and future risk management requirements.

Risk is not only viewed from a negative perspective. The review process also identifies areas of opportunity, such as where effective risk management can be turned into competitive advantage.

Risks are identified and monitored through the planning process, the close involvement of the executive directors in the Group's operations and the periodic monitoring of key issues to ensure that the significant risks faced by the Group are evaluated in terms of impact and severity rating and appropriately managed.

The major risks identified by the risk management committee are IT developments, staff, succession planning, customer base and credit.

A summary of the attendance register of meetings is set out below.

Member	2002 24 Oct	2003 29 Apr	11 Nov
D Konar	P	P	P
JHC Kok	P	P	P
PJ Pienaar	P	A	P
MJ Richards	P	A	P
MJ Shaw	P	P	P
NWE Thomson	P	R	R
G Völkel	P	P	A

P = Present *A = Apologies* *R = Retired 17 February 2003*

14. STAKEHOLDERS' COMMUNICATION

The board is aware of the importance of balanced and understandable communication of the Group's activities to stakeholders and strives to clearly present any matters material to a proper appreciation of the Group's position. The interests and concerns of stakeholders are addressed by communicating information as it becomes known.

The directors foster a mutual understanding of objectives shared between the Group and its institutional shareholders by meeting with and making presentations to them on a regular basis. The board welcomes the attendance of private shareholders at the annual general meeting and other general meetings and giving them the opportunity to address questions. At last year's annual general meeting, as well as general meetings held on 31 March 2003 regarding the acquisition of Profurn and on 11 August 2003 regarding amendments to Newtrust and an odd lot offer to shareholders, all resolutions were passed on a show of hands. The level of proxies lodged on each resolution was announced at the meetings.

The Group adopts a proactive stance in timely dissemination of appropriate information to stakeholders through print and electronic news releases and the statutory publication of the Group's financial performance.

15. FINANCIAL CONTROL AND REPORTING

The directors are responsible for ensuring that Group companies maintain adequate records and for reporting on the financial position of the Group and the results of the activities with accuracy and reliability. Financial reporting procedures are applied in the Group at all levels to meet this responsibility. Financial and other information is constantly reviewed and remedial action taken, where necessary.

Improvements to the quality of reported information are continually effected by means of replacing or upgrading information systems.

The Group's financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards as well as the consistent use of appropriate accounting policies, unless an accounting policy requires revision or adoption of new accounting standards, in which case proper disclosure will be made, supported by reasonable and prudent judgements and estimates, in order to properly disclose the Group's financial status.

16. INTERNAL CONTROL AND INTERNAL AUDIT

The board has overall responsibility for ensuring that the Group maintains a system of internal financial control to provide it with reasonable, but not absolute, assurance regarding the reliability of the financial information used within the business and for publication and to ensure that assets are safeguarded.

The key features of the internal control systems that operated throughout the year under review are described hereunder:

Control environment

A documented organisational structure with clearly defined lines of responsibility and delegation of authority from the board to business units and corporate service departments is in place. The board has established policies and procedures, including a levels of authority document and a code of conduct, to foster a strong ethical climate.

Financial monitoring systems

The Group operates a comprehensive annual planning and budgeting process. The annual budget is approved by the board. The financial reporting system compares results with plans, budgets and the previous year and is able to identify deviations on a daily and monthly basis. Reports include regular cash flow, income statements and balance sheets projected for 12 months, which are used in determining future funding needs.

16.1 Main control procedures

The directors have adopted a schedule of matters which are required to be brought to it for decision, thus ensuring that it maintains full and effective control over appropriate strategic, financial, organisational and compliance issues. The board has identified a number of key areas which include treasury, legislative requirements, information technology, strategic business goals and other matters which are subject to regular reporting. Financial controls and procedures are in place, including procedures for seeking and obtaining approval for major transactions and organisational changes. Organisational controls involving the segregation of incompatible duties and controls relating to the security of assets are also covered.

The board conducts annual reviews of the operations and effectiveness of internal financial control. The board considers that there have been no weaknesses which have led to any material losses or contingencies during the last year.

16.2 Internal control

The directors accept responsibility for maintaining appropriate internal control systems to ensure that the Group's assets are safeguarded and managed and losses arising from fraud or other illegal acts are minimised. Control systems are monitored and improved in accordance with generally accepted best practice.

Internal audit is an independent, objective assurance and consulting function designed to add value to and improve the Group's operations. It helps the Group accomplish its objectives by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of risk management, control and compliance processes. It provides:

- assurance that the management processes are adequate to identify and monitor significant risks;
- confirmation of the adequacy and effective operation of the established internal control systems;
- credible processes for feedback on risk management and assurance; and
- objective confirmation that the board receives assurance from management that information is reliable.

The purpose, authority and responsibility of the internal audit activity are formally defined in an internal audit charter, which is approved by the board and which is consistent with the Institute of Internal Auditors' definition of internal auditing.

The activities of the internal auditors are co-ordinated by the Group internal audit executive, with unrestricted access to the audit committee chairman and its members.

Internal audit co-ordinates with the external auditors to ensure proper coverage and to minimise duplication of effort. The external auditors also review reports issued by internal audit.
Audit plans for each business unit are tabled annually to take account of changing business needs. Follow up audits are conducted in areas where weaknesses are identified.

The internal audit plan, approved by the audit committee, is based on risk assessments, which are of a continuous nature so as to identify not only existing and residual risks, but also emerging risks, as well as issues highlighted by the audit committee and risk management committee. Internal audits are conducted formally at each business unit workplace and corporate service department on a regular basis.

17. FRAUD AND ILLEGAL ACTS

JD Group does not engage in or accept or condone the engaging in of any illegal acts in the conduct of its business. The directors' policy is to actively pursue and prosecute the perpetrators of fraudulent or other illegal activities, should they become aware of any such acts.

18. BLACK ECONOMIC EMPOWERMENT ("BEE")

The Group actively participates in initiatives directed at the empowerment of previously disadvantaged groups in the South African community.

19. INSIDER TRADING

No employee may deal, directly or indirectly, in JD Group shares on the basis of unpublished price sensitive information regarding the business or affairs of the Group. No director or executive who participates in the JD Group share incentive schemes may trade in JD Group shares during closed periods as defined in the new JSE Listings Requirements.

20. GOING CONCERN

The directors report that, after making enquiries, they have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, the Group continues to adopt the going concern basis in preparing the financial statements.

21. POST BALANCE SHEET ORGANISATIONAL ALIGNMENT

The acquisition of Profurn resulted in significant expansion in the scale and complexity of managing and leading the Group.

During July 2003 executive management decided to review the current approach and practice of the forums used to manage the Group, the focus being the optimisation of time utilisation, efficiency and effectiveness.

21.1 JDG Trading

With effect from 1 September 2003 the JDG Trading board objectives, under the chairmanship of David Sussman, were redefined.

Composition of board

The composition of the board will remain unchanged. Future changes to the board will be authorised by the JD Group board.

Purpose of board

The purpose of the board will be to serve as a governance mechanism through the process of semi annual Group performance reporting.

Agenda

The agenda will include deliberations on macro external trends and patterns which may influence the sustainable growth of the Group; strategic themes mission critical for the future existence of the Group from internal and external perspectives and reporting on previous period business performance of the Group and its implications.

Frequency of meetings

Meetings will be held semi annually to coincide with the announcements of results and on an ad hoc basis, as required.

21.2 EXCO

Composition of committee

The committee comprises David Sussman (chairman), Mias Strauss, Jan Bezuidenhout, Gerald Völkel, Johan Kok, Mark Richards, Athol Beeforth, Arie Neven and Vivian Horn.

Purpose of committee

The purpose of the committee will be to translate Group board strategic direction into a Group strategic plan and to address other items considered crucial for business success, to oversee the strategic planning process in order to secure successful implementation and to monitor Group performance in accordance with the Group strategic plan.

Agenda

The agenda will include the monitoring of strategic business goals, performance review, risk review, succession planning, business intelligence, and establishing and monitoring Group policies and procedures.

Frequency of meetings
Meetings will be held on a monthly basis.

21.3 Tradeco

Composition of committee
The committee comprises Johan Kok (chairman), Mark Richards, Athol Beeforth, Arie Neven, Fred Ginsberg, Vivian Horn, Leslie van Doesburgh, Dick Behrens, Leoni Field, Lindsay Mentor and the business unit CEs.

Purpose of committee
The purpose of the committee will be to translate, plan and implement Group strategy as determined by EXCO applicable to the business units, to monitor and track progress thereon and to ensure compliance with policies as per predetermined and agreed performance areas.

Agenda
The agenda will include deliberations on Group strategic business goals, business unit operations business goals, business performance measurements, accounts receivable and inventory management and performance, people development and satisfaction, performance of corporate service departments in terms of agreed service level agreements, performance of suppliers in terms of agreed service level agreements, research and development trends internally and externally, operations policies and progress reviews on Group projects and other important initiatives which may impact on operations.

Frequency of meetings
Meetings will be held on a monthly basis.

21.4 Servco

Composition of committee
The committee comprises Mias Strauss (chairman), Johan Kok, Mark Richards, Gerald Völkel, Vivian Horn, Leslie van Doesburgh, Ian Child, Lindsay Mentor, Dick Behrens, Pieter Pienaar, André Maré, Clive Dicks, Leoni Field and Henk Greeff.

Purpose of committee
The purpose of the committee will be to translate, plan and implement Group strategy as determined by EXCO applicable to service departments and to monitor and track progress thereon as per predetermined and agreed performance milestones.

Agenda
The agenda will include deliberations on Group strategic business goals, corporate service department strategic business goals, Group projects as approved and registered at the Group projects administration office, people development and satisfaction, performance of corporate service departments in terms of service level agreements, performance of suppliers in terms of service level agreements, research and development trends internally and externally, progress on other important initiatives not necessarily registered as a Group project and risk management.

Frequency of meetings
Meetings will be held on a monthly basis.

22. ACCOUNTABILITY REVIEW

Performance measures are reported in accordance with triple bottom line methodology in economic, environmental and social categories.

22.1 Economic impacts

Corporate objective
To be a desired investment by all investors as a result of above average performance and consistent growth.

The cornerstone of our business is to satisfy the consumer in the pursuit of consistent, acceptable profit growth. We create wealth for the benefit of all stakeholders. Our international expansion is intended to continue in both Poland and the United Kingdom. The Abra business unit is now one of the largest furniture retailers in Poland. Revenues are increasing and the level of customer satisfaction remain high. Employee numbers continue to grow.

JD companies spent R4,1 billion during the year on inventory purchases and services from suppliers. Our merchandise executives are focused on securing cost-effective sourcing that guarantees consistent quality and service. Our first concern in supplier relationships is to meet legal and contractual obligations, acknowledging that for many suppliers, their greatest need is to be paid on time. Each business unit agrees fair payment terms and strives to meet them.

JD Group places the highest priority on maintaining constructive relationships with governments at local and national levels and with regulatory agencies.

Business units must comply with all laws and seek constructive engagement with public authorities where necessary. As part of the accountability process, each business unit is required to report all incidences of prosecutions or fines, major ongoing disputes and any formal investigations.

22.2 Environmental impacts

Corporate objective

To manage the environmental impacts of our activities by complying with all relevant safety, health and environmental legislation and by enhancing awareness amongst our employees.

In relation to the environment, the Group aims at all times to comply with all relevant legal obligations and regulations concerning the environment and to adopt an all encompassing approach to environmental protection measures with the object of achieving continuous improvements.

The Group strives to keep waste materials to a minimum and to reduce, recycle and where necessary, dispose of waste by the safest and most responsible means available to reduce environmental impact.

The Group's entire delivery fleet uses unleaded fuel to reduce the emission of carbon dioxide. Daily vehicle inspections are undertaken to ensure that fuel and oil leakages are kept to a minimum. Where deliveries are outsourced, our service providers have to comply with strict criteria in terms of minimising fuel and oil wastage.

The need for minimising water and electricity consumption is actively encouraged at all workplaces.

The Group's internal audit department examines compliance with key features of existing environmental, health and safety legislation and reviews performance against agreed targets.

As part of the international trend of regenerating inner cities to become vibrant, energetic places where people not only work but live and relax, the City of Johannesburg established the Johannesburg Development Agency ("JDA") in 2001. The JDA's mission is to initiate, promote and implement increased economic development with a view to making Johannesburg a world-class city by 2030. The Braamfontein Regeneration Project is a key factor in driving inner city growth and renewal in Johannesburg. JD Group, whose corporate head office is situated in Braamfontein, together with other major corporates, has been an integral part of this process, as evidenced by its investment in purchasing JD House, refurbishments thereto and the building of a parkade which is currently under construction. It is an active participant in the corporate precinct public environment upgrade, which will not only benefit some 800 corporate office employees, business partners, associates and visitors but also the community at large. JD Group has made a financial contribution towards the capital costs of the regeneration of Braamfontein and also pays levies for an indefinite period.

23. SOCIAL IMPACTS

23.1 Corporate objective

To meet our social responsibilities through providing a better life for the disadvantaged and less fortunate members of the communities in which we trade.

23.2 Policy

The focus of the JD Group Corporate Social Investment Programme is on the development of individual and community self sufficiency through education and training, skills development and job creation.

Projects are selected on the basis of sound management, sustainability and the potential to be replicated.

We attempt, in certain instances, to forge partnerships with other stakeholders to maximise funding.

A percentage of budget is allocated to smaller, one off annual donations to organisations which are acknowledged as providing specific services to their community.

Funding is allocated to secular organisations only.

No funding or sponsorship is granted for individual endeavours.

To ensure openness and transparency, no funding or sponsorship is granted to political parties.

23.3 Funding and sponsorship

JD Group remains aware of the need to participate in community projects. In a country like ours, where such enormous disparity exists between the "haves" and the "have nots", it is incumbent on us to participate in activities that would normally be undertaken by governments in developed countries.

JD Group is also aware that no South African Government, of whatever political persuasion, has the practical means to provide the social services equivalent to those enjoyed by developed nations, nor will it have in the foreseeable future. For this reason alone, the contributions of the private sector are absolutely vital to the development and upliftment of the disadvantaged majority of the South African population.

While our focus has primarily been in the field of education, we have in more recent times been supportive of programmes addressing the needs of younger children and Aids orphans.

We continue to support the St Enda's Community Centre, a highly respected secondary school in Joubert Park, Johannesburg, which was originally established as Freedom School in one of our warehouses in 1985. We also sponsor Claremont Child Care with whom we have a long association.

Little Champs Sports Academy was introduced by Marc Hoffmann in Alexandra two years ago. This programme provides pre-schoolers with physical development, embracing basic ball skills scientifically designed to enhance motor control and eye hand co-ordination, emotional development, embracing self esteem and confidence, social development, embracing teamwork, sharing and Ubuntu. At present, 500 children from 16 nursery schools are benefiting from this programme. In addition, there are smaller programmes designed to keep primary school children occupied in the afternoons. A second sports academy has been established in Duduza, Springs.

Little Champs in Alexandra has become synonymous with Joshua Doore and the Duduza academy will become synonymous with Price 'n Pride. A third academy is scheduled to open in 2004.

The Topsy Foundation, situated in Grootvlei, was founded in 2000 by Doug Maritz, Silja Elena and Duke Kaufman. It is a private and corporate initiative with its core function being to provide a multifaceted approach to HIV/Aids in an attempt to ensure that South Africa does not suffer another "lost generation". It is a home which provides sanctuary for Aids orphans. We have committed resources to the "Adopt a Child" programme and currently sponsor 35 children. This facility has the potential to take care of up to 2 000 children.

The Mitzvah School, a registered school and examination centre, founded by Molly Smith in Sandton in 1986, provides quality tutoring for students from Alexandra in their final year of schooling. The school caters for 50 students and has consistently produced a pass rate exceeding 90%.

Mitzvah School was started as a crisis class for one year to assist students from Alexandra to pass their final school exams at the time the country was in huge turmoil and students shouted "liberation before education". There were, however, students who felt that being involved in politics was not helping them to shape a future for themselves and wanted to complete their schooling in peaceful surroundings, unaffected by stay-aways and teacher strikes.

Mitzvah School tries to expand its pupils' horizons and give them a feeling of self worth. Many guest speakers deliver talks on various topics including Aids awareness, drug and alcohol abuse, women and child abuse and vocational guidance. The school has also been privileged to have hosted speakers from the Foundation of Tolerance.

Lerato Love Home is a shelter, haven and place of refuge in Alexandra for many babies, children and young adults, the majority of whom are victims of abuse, abandonment, neglect and, sadly, HIV/Aids. Without Lerato they would be homeless, uneducated and starving.

This amazing sanctuary belongs to Margaret and Amos Makoka and has evolved over the past two decades because of their inability to say no and their infinite ability to give, even when they have nothing themselves. Amos has been unable to work since 1992 when he suffered a stroke. They have exhausted his disability settlement and do not receive welfare. Their financial support comes in the form of church donations when their choir performs.

Despite this, Margaret and Amos have changed the lives of more than 80 children and continue to do so. All the children are clothed and sent to school. And most importantly, they live in an environment which fosters self esteem and a sense of pride.

In July 2001 JD Group launched a "To Life" programme to commemorate the Group's 18th birthday in order to support Lerato. The To Life Charitable Trust was incorporated in April 2002. Suppliers and friends of the Group have rallied to the cause. Lerato Love Home will be relocating to a vacant warehouse in Marlboro, Sandton, with rights of tenure kindly donated by the Bidvest Group. Lerato's vision is to accommodate destitute children in a home environment under the caring supervision of foster parents.

Its goals are to:

- secure and develop 18 community centres nationwide;
- encourage residents to become self-sufficient; and
- provide Aids education and life skills.

JD Group supports the Bird Street Teacher Training Campus of the University of Port Elizabeth.

JD Group is aware of the acute shortage of students from disadvantaged backgrounds studying science at the universities and an even greater shortage of qualified science teachers. Up With Science is a science enrichment programme for senior secondary school pupils presented by the Centre for Science Education at the University of Pretoria. The project aims to increase young people's knowledge, interest and skill in science and developing socially and technologically competent professionals and leaders for South Africa.

Currently 200 children of employees are receiving financial assistance for their studies from JD Group.

24. HIV/AIDS REPORT

The Group continues to take a proactive stance against epidemics such as HIV/Aids which are expected to claim over four million lives in South Africa during this decade. These diseases are being actively managed, largely on a preventative basis to negate their impact on the business and the employees themselves. Together with the Department of Health, the Group has launched an HIV/Aids awareness programme at all major workplaces.

JD Group has for some time recognised the gravity and potential impact of the evolving HIV/Aids epidemic on its customers, markets, operations, workforces and employee benefits.

In 1998 the Group undertook a study to estimate the potential impact of HIV/Aids on its diverse customer base of approximately one million account holders. Based on these projections, the Group embarked on a repositioning strategy to minimise the impact of the epidemic on its current and future markets via a combination of the following:

- expansion into other markets in Poland and the UK;
- discontinuation of, and adjustments to, certain brands within the Group;
- decreased exposure to geographical high risk areas;
- introduction of additional products such as financial services; and
- improved credit risk monitoring and management.

The above repositioning strategies have largely been implemented and are starting to bear fruit. At the time the Group's retirement and group life and disability insurance schemes were also restructured to minimise the impact of HIV/Aids.

More recently the Group appointed an independent consulting firm with the necessary actuarial, clinical (HIV/Aids), occupational health and health economics expertise and experience to:

- conduct a comprehensive analysis on the potential impact of the epidemic on the Group's workforce and their employee benefits;
- review the Group's current and proposed HIV/Aids programmes and initiatives and identify potential gaps in these programmes; and
- develop recommendations on how these gaps can be filled as part of a comprehensive and integrated organisational response to the epidemic.

The results of this study are expected in the near future.

In supporting the principles of good corporate governance, management has taken note of the relevant HIV/Aids related provisions in the King Report. It is the intention of the board to in future report more fully on the potential impact of the epidemic and on the Group's programmes and initiatives to model, monitor, minimise and manage the impact. Such reporting will follow a generally accepted format and indicators as provided for in the Global Reporting Initiatives ("GRI") recently published "Reporting Guidance on HIV/Aids: A GRI Resource Document".

abra

Barnetts FURNISHERS

Bo concept

BRADLOWS
THE BRADLOWS DIFFERENCE

Electric Express

HI-FI CORPORATION

Joshua Doore
YOU'VE GOT AN UNCLE IN THE FURNITURE BUSINESS

Morkels
Your Two year guarantee store

PRICE 'N PRIDE

Russells
See how little style costs

GRAPHICOR 29642

JD GROUP

www.jdg.co.za

The numbers do the talking





JD Group is synonymous with innovation in retail and financial services



Annual financial statements

Our passion is, and always will be, the pursuit of consistent growth. Through increased productivity, a clear focus on asset management, effective cost control and full disclosure, we will continue to reward our shareholders for their support.

Contents

Directors' approval of the annual financial statements

Responsibility for the annual financial statements

The directors are responsible for the preparation, integrity and objectivity of financial statements that fairly present the state of affairs of the Group at the end of the financial year, the income and cash flow for that period and other information contained in this annual report.

To enable the directors to meet these responsibilities:

- the board and management set standards and management implements systems of internal control, accounting and information systems aimed at providing reasonable assurance that assets are safeguarded and the risks of error, fraud or loss are reduced in a cost effective manner. These controls, contained in established policies and procedures, include the proper delegation of responsibilities and authorities within a clearly defined framework, effective accounting procedures and adequate segregation of duties;
- the Group's internal audit function, which operates independently and unhindered and has unrestricted access to the audit committee, appraises, evaluates and, when necessary, recommends improvements in the systems of internal control and accounting practices, based on audit plans which take cognisance of the relative degrees of risk of each function or aspect of the business; and
- the audit committee, together with the independent and internal auditors, play an integral role in assessing matters relating to financial internal control, accounting policies, reporting and disclosure.

To the best of their knowledge and belief, based on the above, the directors are satisfied that no material breakdown in the operation of the systems of internal control and procedures has occurred during the year under review.

The Group consistently adopts appropriate and recognised accounting policies.

The financial statements have been prepared in accordance with the provisions of the South African Companies Act and comply with South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards.

The directors are of the opinion that the business will be a going concern for the foreseeable future, and accordingly, the financial statements continue to be prepared on a going concern basis.

It is the responsibility of the independent auditors to report on the annual financial statements. Their report to the members of the Company is set out on page 3.

Approval of the annual financial statements

The directors' report and the annual financial statements, which appear on pages 4 to 45, were approved by the board of directors on 5 December 2003 and are signed by

I D Sussman
Executive Chairman

G Völkel
Financial Director

Report of the independent auditors

To the members of JD Group Limited

We have audited the annual financial statements and Group annual financial statements of JD Group Limited set out on pages 4 to 45 for the year ended 31 August 2003. These annual financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these annual financial statements based on our audit.

Scope

We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual financial statements are free of material misstatement.

An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the annual financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the annual financial statements and the Group annual financial statements fairly present, in all material respects, the financial position of the Company and the Group at 31 August 2003 and the results of their operations and the cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards and in the manner required by the Companies Act of South Africa.

Deloitte & Touche

Deloitte & Touche
Chartered Accountants (SA)
Registered Accountants and Auditors

Johannesburg
5 December 2003

Certificate by company secretary

In terms of Section 268G(d) of the Companies Act, 61 of 1973, as amended, I certify that, to the best of my knowledge and belief, the Company has lodged with the Registrar of Companies for the financial year ended 31 August 2003 all such returns as are required of a public company in terms of the Companies Act and that all such returns are true, correct and up to date.

Melvyn Jaye

M I Jaye CA(SA)
Company Secretary

5 December 2003

Directors' report

Your directors have pleasure in submitting their report on the affairs of the Company and the Group for the year ended 31 August 2003.

Nature of business

The Group carries on the business of furniture and appliance retail as well as the provision of financial services.

Acquisition of Profurn Ltd ("Profurn")

In terms of a scheme of arrangement under Section 311 of the Companies Act, proposed by the Company between Profurn and its shareholders, Profurn became a wholly owned subsidiary of the Company with effect from 22 April 2003.

The financial results of the entities of Profurn outside of South Africa, Botswana, Lesotho, Swaziland and Mozambique have not been consolidated as it is the intention to either terminate or dispose of these operations prior to 30 April 2004.

Financial results

The Group's income statement is set out on page 16.

Corporate governance

During the period under review, the directors have complied with all aspects of the Code of Corporate Practices and Conduct ("the Code") as set out in the King Report on Corporate Governance which are applicable to the Group's activities.

The Group is totally committed to the principles of transparency, integrity and accountability as set out in the Code and the directors are fully cognisant of the need to conduct the Group's businesses in accordance with generally accepted corporate practices, having due regard for the rights of their employees, suppliers, lenders, customers, the environment and society at large.

The Group has documented, implemented and tested a disaster recovery plan and this will be maintained into the future.

Independent auditors

The independent auditors, Deloitte & Touche have been re-appointed during the year. All non-audit services provided by Deloitte & Touche are tabled and approved by the audit committee. The non-audit services in the current year primarily related to the Profurn due diligence and taxation consulting services.

Share capital

The Company's authorised share capital remained unchanged.

The Company's issued share capital was increased during the year as follows:

	Number of shares	Value R
Ordinary shares of 5 cents each		
Balance at 1 September 2002	112 730 000	5 636 500
Allotments during the year		
22 April 2003 – Issue of shares to Profurn shareholders	53 700 000	2 685 000
2 July 2003 – Issue of unissued shares to participants in The JD Group Employee Share Incentive Scheme	77 000	3 850
4 September 2003 – Odd lot offer: sales by odd lot holders	(75 407)	(3 770)
5 September 2003 – Odd lot offer: purchases by odd lot holders	53 200	2 660
8 September 2003 – Issue of unissued shares in terms of The JD Group Employee Share Incentive Scheme	345 207	17 260
Balance at 15 September 2003	**166 830 000**	**8 341 500**

A maximum of ten million of the remaining unissued shares have been placed under the control of the directors of the Company until the forthcoming annual general meeting.

Share premium

Additional share premium of R994 million (2002: R1 million) arose on the issue of 54 100 000 (2002: 121 000) shares net of issue expenses amounting to R202 734 (2002: R38 350).

Share incentive trusts

21 936 828 (2002: 13 227 889) unissued ordinary shares of 5 cents each have been placed under the control of the directors of the Company with the power to allot and issue them in accordance with the terms of The JD Group Employee Share Incentive Scheme. Refer note 14 and page 40.

Subsidiary companies

Details of the Company's subsidiaries are set out on page 44. The Company's interest in the profits and losses after taxation of subsidiaries are as follows:

	2003 Rm	2002 Rm
Profits	**496**	229
Losses	**130**	59

Distribution to shareholders

A final dividend of 68 cents (2002: 22 cents) per share and an interim dividend of 42 cents (2002: 34 cents) per share were declared to shareholders.

Management of business by a company

The Company is managed in terms of an agreement with Sustein Management (Pty) Ltd, a company owned and controlled directly and indirectly by the executive directors of the Company and five directors of JDG Trading (Pty) Ltd.

Directors and secretary

The names of the directors in office at the date of this report as well as the name, business and postal address of the secretary of the Company are set out on page 48.

Directors

NWE Thomson retired on 17 February 2003.

In terms of the articles of association, ME King, D Konar, and ID Sussman retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

The aggregate beneficial interest of directors in the issued share capital and options of the Company is as follows:

	Number of shares	
	2003	2002
Direct	**3 930 000**	520 000
Indirect	**2 439 812**	4 935 812
Total	**6 369 812**	5 455 812

There are no non-beneficial interests.

Mr ID Sussman is the only director who directly and indirectly has more than a 1% interest in the share capital.

There has been no material change in the interests recorded above since the year end date.

Significant shareholders

Details of significant shareholders are included on page 46.

Special resolutions

During the year under review, the following resolutions were passed by the Company:

12 December 2002

To grant the Company a general approval in terms of the Companies Act to repurchase shares in the Company should it be in the interests of the Company at any time while the general authority exists, subject to the requirements of the Companies Act and the JSE.

To enable the Company to comply with recent amendments to the Companies Act, JSE requirements and STRATE regarding the use of electronic media.

18 July 2003

To provide a mechanism to facilitate the reduction, in an equitable manner, in the number of shareholders who hold fewer than 100 of the Company's shares and the number of holders of beneficial interests in fewer than 100 of the Company's shares, by enabling holders of odd lots to retain their odd lots, sell their odd lots or increase their odd lots to 100 shares.

To enable the repurchase of shares in the Company as contemplated pursuant to the odd lot offer contained in the circular to shareholders dated 18 July 2003.

Subsequent events

No material events occurred between the year end date and the date of this report.

Directors' remuneration

This report on remuneration and related matters covers issues which are the concern of the board as a whole in addition to those which were dealt with by the remuneration committee.

Remuneration policy

The remuneration committee has a clearly defined mandate from the board aimed at:

- ensuring that the Group's chairman, directors and senior executives are fairly rewarded for their individual contributions to the Group's overall performance; and
- ensuring that the Group's remuneration strategies and packages, including the remuneration schemes, are related to performance, are suitably competitive and give due regard to the interests of the shareholders and the financial and commercial health of the Group.

Directors' service contracts

All executive directors' normal contracts are subject to 12 calendar months' notice. Non-executive directors are not bound by service contracts.

	Basic salary R	Fees for services R	Allowances (note 1) R
2003			
Executive directors			
I D Sussman	1 976 942		302 866
H C Strauss	1 503 080		263 500
J L Bezuidenhout	768 250		209 221
N W E Thomson	215 122		110 034
G Völkel	875 966		199 034
Non-executive directors			
M E King		130 000	
D Konar		130 000	
I S Levy		130 000	
M Lock		60 000	
M J Shaw		100 000	
2002			
Executive directors			
I D Sussman	1 632 807		233 599
H C Strauss	1 009 211		197 384
J L Bezuidenhout	593 729		147 418
N W E Thomson	450 762		153 417
G Völkel	603 612		147 417
Non-executive directors			
M E King		90 000	
D Konar		81 000	
I S Levy		90 000	
M Lock		40 000	
M J Shaw		70 000	

1 = Travel, entertainment and subsistence allowances

2 = Retirement fund and medical aid contributions

Contributions (note 2) R	Cash package R	Bonuses R	Share scheme gains R	Total R
455 694	2 735 502	1 241 354		3 976 856
287 287	2 053 867	784 628		2 838 495
159 584	1 137 055	427 417		1 564 472
94 678	419 834	397 474		817 308
150 258	1 225 258	2 427 417		3 652 675
	130 000			130 000
	130 000			130 000
	130 000			130 000
	60 000			60 000
	100 000			100 000
393 667	2 260 073	1 102 350		3 362 423
218 525	1 425 120	643 037		2 068 157
134 249	875 396	367 450		1 242 846
186 111	790 290	367 450	150 480	1 308 220
124 138	875 167	367 450	100 320	1 342 937
	90 000			90 000
	81 000			81 000
	90 000			90 000
	40 000			40 000
	70 000			70 000

Directors' remuneration continued

Directors' share options

The following options and rights in shares in the Company were outstanding in favour of directors of the Company under the Company's share option schemes.

	Offer date	Options held at year end	Exercise price R	
2003				
Executive directors				
I D Sussman	24/06/1996	240 000	18,79	
	02/09/1998	200 000	14,03	
	04/10/1999	137 956	34,18	a
	25/05/2000	1 000 000	29,84	
	20/02/2003	500 000	16,19	
		2 077 956		
H C Strauss	24/06/1996	50 000	18,79	
	02/09/1998	104 000	14,03	
	04/10/1999	100 000	34,18	a
	25/05/2000	700 000	29,84	
	20/02/2003	300 000	16,19	
		1 254 000		
J L Bezuidenhout	24/06/1996	30 000	18,79	
	02/09/1998	48 000	14,03	
	04/10/1999	100 000	34,18	a
	25/05/2000	500 000	29,84	
	20/02/2003	210 000	16,19	
		888 000		
N W E Thomson (retired 17 February 2003)	24/06/1996	30 000	18,79	
	02/09/1998	36 000	14,03	
	04/10/1999	40 000	34,18	a
	25/05/2000	200 000	29,84	
		306 000		
G Völkel	24/06/1996	12 000	18,79	
	20/08/1997	6 000	27,63	
	05/11/1997	30 000	27,63	
	02/09/1998	24 000	14,03	
	04/10/1999	20 000	29,07	
	04/10/1999	70 000	34,18	a
	25/05/2000	350 000	29,84	
	20/02/2003	210 000	16,19	
		722 000		
Non-executive directors				
M E King	02/05/2001	200 000	27,20	
D Konar	02/05/2001	200 000	27,20	
I S Levy	02/05/2001	200 000	27,20	
M Lock	02/05/2001	200 000	27,20	
M J Shaw	30/07/2001	200 000	29,62	

Share options may be exercised in tranches of 25% after 2 years from the offer date and 25% every year thereafter. Refer to page 41 for amendments to the share incentive scheme.

a = Options granted by The JD Group Limited Share Incentive Trust which are exercisable 20% after 3 years, 20% after 4 years and the remainder after 5 years from the offer date.

Options exercised during year	Date exercised	Exercise price R	Exercise cost R	Sale/ market price R	Sale/ market value R	Gain R

No share options were exercised during the year.

	Offer date	Options held at year end	Exercise price R	
2002				
Executive directors				
I D Sussman	24/06/1996	240 000	18,79	
	02/09/1998	200 000	14,03	
	04/10/1999	137 956	34,18	a
	25/05/2000	1 000 000	29,84	
		1 577 956		
H C Strauss	24/06/1996	50 000	18,79	
	02/09/1998	104 000	14,03	
	04/10/1999	100 000	34,18	a
	25/05/2000	700 000	29,84	
		954 000		
J L Bezuidenhout	24/06/1996	30 000	18,79	
	02/09/1998	48 000	14,03	
	04/10/1999	100 000	34,18	a
	25/05/2000	500 000	29,84	
		678 000		
N W E Thomson	24/06/1996	30 000	18,79	
	02/09/1998	36 000	14,03	
	04/10/1999	40 000	34,18	a
	25/05/2000	200 000	29,84	
		306 000		
G Völkel	24/06/1996	12 000	18,79	
	20/08/1997	6 000	27,63	
	05/11/1997	30 000	27,63	
	02/09/1998	24 000	14,03	
	04/10/1999	20 000	29,07	
	04/10/1999	70 000	34,18	a
	25/05/2000	350 000	29,84	
		512 000		
Non-executive directors				
M E King	02/05/2001	200 000	27,20	
D Konar	02/05/2001	200 000	27,20	
I S Levy	02/05/2001	200 000	27,20	
M Lock	02/05/2001	200 000	27,20	
M J Shaw	30/07/2001	200 000	29,62	

Share options may be exercised in lots of 20% after 2 years from the offer date and 20% every year thereafter.

a = Options granted by The JD Group Limited Share Incentive Trust which are exercisable 20% after 3 years, 20% after 4 years and the remainder after 5 years from the offer date.

Directors' direct and indirect interest in shares of the Company

	2003	2002
I D Sussman	**200 000**	200 000
H C Strauss	**100 000**	100 000
J L Bezuidenhout	**100 000**	100 000
G Völkel	**23 000**	23 000
M E King	**2 428**	2 428
I S Levy	**2 428**	2 428
	427 856	427 856

Options exercised during year	Date exercised	Exercise price R	Exercise cost R	Sale/ market price R	Sale/ market value R	Gain R
12 000	15/12/2001	14,03	168 360	26,57	318 840	150 480
12 000						150 480
8 000	15/12/2001	14,03	112 240	26,57	212 560	100 320
8 000						100 320

Definitions

Revenue
Revenue comprises net invoiced value of merchandise sold excluding value added tax, net finance charges earned and income generated from financial and other services.

Cost of sales
Cost of sales comprises costs of purchase and other costs incurred in bringing the inventories to their present location and condition.

Operating margin
Operating income divided by revenue.

Interest cover
Operating and investment income divided by net finance costs.

Earnings per share
Income after taxation divided by weighted average number of shares in issue, excluding treasury shares.

Headline earnings per share
Income after taxation adjusted for exceptional losses on discontinuance, surpluses or losses on disposal of property, plant and equipment and goodwill amortised divided by weighted average number of shares in issue, excluding treasury shares.

Diluted earnings and headline earnings per share
As for earnings and headline earnings per share after including the dilutive impact of share options in respect of unissued shares granted to employees in the weighted average number of shares in issue.

Dividend cover
Earnings per share divided by cash equivalent dividends per share.

Return on closing shareholders' equity
Income after taxation divided by shareholders' equity at year end.

Return on average shareholders' equity
Income after taxation divided by average shareholders' equity.

Return on assets managed
Operating and investment income divided by average total assets (excluding deferred taxation) less average non-interest bearing debt.

Net asset value per share
Shareholders' funds divided by number of shares in issue.

Gearing ratio
Interest bearing debt less cash resources divided by shareholders' equity.

Current ratio
Current assets divided by current liabilities.

Accounting policies

Basis of accounting

The financial statements are prepared on the historical cost basis in accordance with South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards, except for fair value adjustments to financial instruments in terms of IAS 39, and incorporate the following principal accounting policies, which are consistent in all material respects with those of the previous year.

The financial statements are presented in South African rand since this is the currency in which the majority of the Group's transactions are denominated.

Consistent with prior financial reporting periods the trading cycle ends on the 15th of each following month. The financial year ends on 15 September.

Basis of consolidation

The Group financial statements incorporate the financial statements of the Company and its subsidiaries. Subsidiaries are those entities over whose financial and operating policies the Group has the power to exercise control, so as to obtain benefits from their activities.

The year's results consist of the historical JD operations and the Profurn legacy stores consolidated for the last five months of this financial year. These results do not include the contributions from the Profurn legacy chain Supreme, trading in the rest of Africa, as in line with IAS 27, these results were not consolidated, as it was the stated intention of the Group to dispose of these operations in the foreseeable future.

On acquisition, the assets and liabilities of the subsidiaries are measured at fair value. The results of subsidiaries are included from the effective dates of acquisition and up to the effective dates of disposal. All intercompany transactions and balances are eliminated on consolidation.

The accounting policies and year ends of all consolidated subsidiaries are consistent throughout the Group. The consolidation of Abra SA and BoConcept UK Limited for the year ended 31 August 2003 is based on audited financial statements for the period ended 31 August 2003.

The assets and liabilities of foreign subsidiaries are translated into rand at rates of exchange ruling at the year end. The results of their operations are translated at an appropriate weighted average rate of exchange for the year.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill is capitalised and amortised on a straight line basis over its estimated useful life, not exceeding 20 years, and is assessed for impairment. Goodwill arising on acquisitions by foreign entities is treated as assets and liabilities of the foreign entity and translated into rand at rates of exchange ruling at the year end.

Intangibles

Trademark (provisional) is raised to the extent that goodwill exists on the acquisition of Profurn and is amortised on a straight line basis over its estimated useful life, which is assessed as ten years. Once the fair value of the assets and liabilities of Profurn are finalised and the valuation of the trademark is completed, adjustments may be necessitated to the provisional value assigned to the trademark and associated deferred taxation.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences. Temporary differences arise from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding taxation basis used in the computation of assessable taxable profit. In general, deferred taxation liabilities are recognised for all taxable temporary differences and deferred taxation assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities which affects neither the taxable profit nor the accounting profit at the time of the transaction.

Deferred taxation liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred taxation is calculated at the taxation rates that are expected to apply to the period when the asset is realised or the liability is settled. Deferred taxation is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred taxation is also dealt with in equity.

Property, plant and equipment

Property, plant and equipment is stated at cost and is depreciated on the straight line basis over the estimated useful lives of the assets concerned. Rates of depreciation vary between 10% and 33,3% per annum.

Leased assets

Lease agreements which transfer substantially all the risks and rewards associated with ownership of an asset to the lessee are regarded as finance leases. Assets subject to finance lease agreements are capitalised at the lower of the present value of the minimum lease payment and their cash cost equivalent and the corresponding liability to the lessor is raised. Lease payments are allocated using the effective interest rate method to determine the lease finance cost, which is charged against operating income and the capital repayment, which in turn reduces the liability to the lessor. These assets are depreciated on the same basis as the property, plant and equipment owned by the Group over the period of the lease. Other leases, which merely confer the right to the use of an asset, are treated as operating leases, with lease payments charged against operating income systematically over the period of the lease.

Inventories

Inventories comprise merchandise for resale and are valued at the lower of cost and net realisable value. Cost is determined on the weighted average cost basis. Adequate provision is made for obsolete and slow moving inventories.

Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group has become a party to the contractual provisions of the instrument.

Investments

Investments in securities are recognised on a trade date basis and are initially measured at cost. At subsequent reporting dates, where the Group has the intention and ability to hold the investment to maturity, the investment is measured at amortised cost less any provision for impairment.

Trade receivables

Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts based on estimated future cash flows discounted at the effective rate implicit to each contract.

Trade payables

Trade payables are recorded at their nominal value. An adjustment is made to the carrying value to take into account the imputed interest relating to the extended terms received from suppliers. A corresponding adjustment is made to cost of sales and finance costs.

Derivative financial instruments

Derivative financial instruments are initially recorded at cost and are remeasured to fair value at subsequent reporting dates.

Offsetting financial assets and liabilities

Financial assets and liabilities are set off where the Group has a legal and enforceable right to set off and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash generating unit in prior years. A reversal of an impairment loss is recognised as income immediately.

Revenue recognition

Profits on sales under instalment sale transactions are included in revenue at date of delivery. Finance charges, calculated on the effective interest rate method, are taken to revenue over the period of the agreements as instalments become due. This method approximates the net present value of anticipated future cash flows.

Foreign currency transactions

Transactions in foreign currencies are accounted for at the rate of exchange ruling on the date of the transaction. Foreign assets and liabilities are converted into South African currency at the approximate rates of exchange ruling at the balance sheet date while the results of foreign operations are translated at an average exchange rate for the period. Gains or losses on conversion of foreign currencies are accounted for in the period in which they arise and are included in operating income, except where they arise on translation of the Group's foreign entities, when they are credited or changed directly to reserves.

Retirement benefits

Payments to defined contribution retirement benefit plans are charged as an expense as they fall due.

For defined benefit plans the cost of providing the benefit is determined using the projected unit credit method. The scheme is actuarially valued for financial reporting purposes at each balance sheet date. Past service costs are recognised immediately to the extent that the benefits are already vested, and otherwise it is amortised on a straight line basis over the average remaining useful life.

The amount recognised in the balance sheet represents the present value of defined benefit obligations as adjusted for unrecognised actuarial gains and losses, past service costs, and as reduced by the fair value of plan assets. Any asset resulting from the calculation is limited to the unrecognised actuarial losses and past service costs, plus the present value of available refunds and reductions in future contributions to the plan.

Equity compensation benefits

The Company grants share options to certain directors and employees under share incentive schemes. The costs incurred in administering the schemes are expensed as incurred. No compensation cost is recognised in these annual financial statements for options or shares granted to employees from the share incentive schemes.

Group income statement

for the year ended 31 August	Note	2003 Rm	2002 Rm
Revenue	1	**5 966**	4 083
Cost of sales		**2 557**	1 657
Operating expenses before the following:		**2 522**	1 890
Depreciation		**67**	57
Amortisation			
– goodwill		**5**	15
– trademark (provisional)		**14**	–
Surplus on disposal of property, plant and equipment		**(2)**	(3)
Operating income	2	**803**	467
Investment income		**15**	11
Interest received	3	**49**	46
Interest paid	3	**(259)**	(225)
Income before taxation	4	**608**	299
Taxation	5	**160**	60
Income after taxation		**448**	239
Attributable to outside shareholders		**1**	2
Income attributable to shareholders		**449**	241
Reconciliation of headline earnings:			
Income attributable to shareholders		**449**	241
Goodwill amortised		**5**	15
Surplus on disposal of property, plant and equipment		**(2)**	(3)
Taxation thereon		**1**	1
Headline earnings		**453**	254
Number of shares in issue (000)		**166 830**	112 730
Weighted average number of shares in issue (000)			
– basic		**133 837**	112 709
– diluted		**135 413**	113 285
Headline earnings per share (cents)			
– basic	6	**338,8**	225,2
– diluted	6	**334,9**	224,1
Earnings per share (cents)			
– basic	6	**335,7**	213,8
– diluted	6	**331,8**	212,7
Cash equivalent dividends per share (cents)	7	**110,0**	56,0

Group balance sheet

at 31 August	Note	2003 Rm	2002 Rm
Assets			
Non-current assets		**1 038**	355
Property, plant and equipment	8	**210**	144
Goodwill	9	**42**	54
Trademark (provisional)	10	**315**	–
Loans to share incentive trusts		**12**	10
Investments	11	**146**	110
Deferred taxation	12	**313**	37
Current assets		**6 150**	3 898
Inventories		**739**	427
Trade and other receivables	13	**4 860**	3 231
Financial assets	20	**27**	13
Taxation		**80**	5
Bank balances and cash		**444**	222
Total assets		**7 188**	4 253
Equity and liabilities			
Equity and reserves			
Share capital and premium	14	**1 765**	782
Non-distributable reserves	15	**127**	24
Retained income		**1 401**	1 112
Shareholders for dividend		**113**	25
Shareholders' equity		**3 406**	1 943
Outside shareholders' interest		**–**	21
Non-current liabilities		**1 412**	1 310
Interest bearing long term liabilities	16	**831**	1 049
Deferred taxation	12	**581**	261
Current liabilities		**2 370**	979
Trade and other payables	17	**1 799**	745
Interest bearing liabilities	16	**506**	219
Financial liabilities	20	**–**	11
Taxation		**64**	2
Bank overdrafts		**1**	2
Total equity and liabilities		**7 188**	4 253

Group cash flow statement

for the year ended 31 August	Note	2003 Rm	2002 Rm
Cash flows from operating activities		**383**	(159)
Cash generated by trading	a	**816**	489
Increase in working capital	b	**(110)**	(238)
Cash generated by operations		**706**	251
Investment income		**15**	11
Finance costs (net)	c	**(163)**	(146)
Taxation paid	d	**(103)**	(195)
Cash available from/(utilised by) operating activities		**455**	(79)
Dividends paid	e	**(72)**	(80)
Cash flows from investing activities		**(113)**	(88)
Increase in loans to the share incentive trusts		**(2)**	–
Acquisition of subsidiaries	f	**(26)**	(29)
Acquisition of outside shareholders in BoConcept UK Ltd		**(20)**	–
Investment receipts		**16**	1
Proceeds on disposal of property, plant and equipment		**18**	7
Additions to property, plant and equipment		**(99)**	(67)
Cash flows from financing activities		**12**	(184)
Proceeds on issue of shares		**6**	1
Long term bank borrowings raised		**240**	–
Long term bank borrowings repaid		**(181)**	(160)
Finance lease liability repaid		**(53)**	(25)
Net increase/(decrease) in cash and cash equivalents		**282**	(431)
Cash and cash equivalents at beginning of year and acquired		**161**	651
Cash and cash equivalents at end of year	g	**443**	220

Notes to the Group cash flow statement

for the year ended 31 August		2003 Rm	2002 Rm
a	**Cash generated by trading**		
	Operating income	803	467
	Non-cash items		
	Depreciation	67	57
	Surplus on disposal of property, plant and equipment	(2)	(3)
	Amortisation		
	– goodwill	5	15
	– trademark (provisional)	14	–
	Revaluation of financial liabilities	(15)	3
	Unrealised foreign currency translation	–	(1)
	Fair value adjustment to trade payables	(56)	(49)
		816	489
b	**Increase in working capital**		
	Increase in inventories	(41)	(60)
	Increase in trade and other receivables	(120)	(179)
	Increase in trade and other payables	51	1
		(110)	(238)
c	**Finance costs (net)**		
	Interest related financial assets/(liabilities) at beginning of year	13	(3)
	Interest paid (note 3)	(259)	(225)
	Fair value adjustment to trade payables	56	49
	Interest received (note 3)	49	46
	Interest related financial assets at end of year	(22)	(13)
		(163)	(146)
d	**Taxation paid**		
	Amount receivable/(payable) at beginning of year	(63)	(124)
	Per income statement (note 5)	(24)	(68)
	Amount payable at end of year	(16)	(3)
		(103)	(195)
e	**Dividends paid**		
	Amount payable at beginning of year	(25)	(42)
	Per income statement	(160)	(63)
	Amount payable at end of year	113	25
		(72)	(80)
f	**Acquisition of Profurn (2002: BoConcept UK Ltd)**		
	Property, plant and equipment	64	6
	Deferred taxation	206	–
	Inventories	271	7
	Trade and other receivables	1 509	8
	Taxation	(66)	–
	Interest bearing liabilities	(63)	–
	Trade and other payables	(1 003)	(21)
	Investments	52	–
	Treasury shares	13	–
	Goodwill	–	47
	Trademark (provisional)	329	–
	Deferred taxation on trademark (provisional)	(99)	–
		1 213	47
	Outside shareholders	–	(19)
	Bank (overdraft)/balance acquired	(59)	1
		1 154	29
	Paid for by the issue of shares	1 128	–
	Cash paid	26	29
g	**Cash and cash equivalents**		
	Bank balances and cash	444	222
	Bank overdrafts	(1)	(2)
		443	220

Bank balances and cash include a margin deposit on interest rate swaps amounting to R6 million.

Group statement of changes in equity

	Share capital Rm	Share premium Rm	Non-distri-butable reserves Rm	Retained income Rm	Share-holders for dividend Rm	Total Rm
Balance at 31 August 2001	6	775	4	934	42	1 761
Income attributable to shareholders				241		241
Distributable to shareholders				(63)	63	–
Paid to shareholders – 19 November 2001					(42)	(42)
– 27 May 2002					(38)	(38)
Translation of foreign entities			20			20
Issue of share capital		1				1
Balance at 31 August 2002	6	776	24	1 112	25	1 943
Income attributable to shareholders				449		449
Distributable to shareholders				(160)	160	–
Paid to shareholders – 13 January 2003					(25)	(25)
– 22 April 2003					(47)	(47)
Issue of share capital in respect of the acquisition of Profurn	2	986				988
Revaluation of shares issued pursuant to the acquisition of Profurn			139			139
Odd lot offer purchases		(2)				(2)
Odd lot offer sales		2				2
Translation of foreign entities			(36)			(36)
Issue of share capital		8				8
Treasury shares	–	(13)				(13)
Balance at 31 August 2003	**8**	**1 757**	**127**	**1 401**	**113**	**3 406**

Notes to the Group annual financial statements

		2003 Rm	2002 Rm
1.	Revenue		
	Sale of merchandise	**3 819**	2 583
	Finance charges earned	**1 113**	750
	Financial services	**761**	551
	Other services	**273**	199
		5 966	4 083
2.	Reconciliation of revenue to operating income		
	Revenue	**5 966**	4 083
	Cost of sales	**2 557**	1 657
	Other direct operating expenses	**464**	340
	Administration and IT	**363**	241
	Marketing	**242**	188
	Occupancy	**382**	325
	Staff	**933**	700
	Transport and travel	**183**	137
	Management fee	**20**	13
	Amortisation – goodwill	**5**	15
	– trademark (provisional)	**14**	–
	Operating income	**803**	467

Notes to the Group annual financial statements continued

		2003 Rm	2002 Rm
3.	**Finance costs**		
	Interest paid		
	Finance costs	**181**	169
	Fair value adjustment to trade payables	**56**	49
	Fair value losses on financial instruments	**22**	7
		259	225
	Interest received		
	Finance income	**(21)**	(30)
	Fair value gains on financial instruments	**(28)**	(16)
		(49)	(46)
	Finance costs (net)	**210**	179
4.	**Income before taxation** is stated after taking account of the following items		
	Auditors' remuneration		
	Audit fees – current	**2,5**	2,1
	– prior	**1,0**	0,6
	Other services	**3,3**	0,4
	Expenses	**0,1**	0,1
		6,9	3,2
	Depreciation of property, plant and equipment		
	Owned	**65,1**	55,7
	Leased	**2,0**	0,9
		67,1	56,6
	Directors' remuneration		
	Services as directors	**0,6**	0,4
	Other services (included in the management fees below)	**12,8**	9,3
		13,4	9,7
	Fair value (gains)/losses on embedded derivatives	**(13,1)**	3,5
	Foreign exchange losses/(gains)	**0,2**	(5,2)
	Goodwill		
	Amortisation	**5,4**	2,7
	Impairment	**–**	12,2
		5,4	14,9
	Management fees		
	Sustein Management (Pty) Ltd	**19,8**	12,9
	Operating leases		
	Business premises	**298,2**	248,5
	Office equipment	**9,6**	3,9
		307,8	252,4
	Retirement benefit costs		
	Defined contribution funds	**41,3**	33,2
	Defined benefit funds	**6,3**	7,2
		47,6	40,4
	Surplus on disposal of property, plant and equipment		
	Owned	**(1,9)**	(3,0)
	Trademark (provisional) amortisation	**13,7**	–

	2003 Rm	2002 Rm
5. Taxation		
South African taxation		
Normal – current	20,0	47,3
– prior	(3,1)	12,0
Deferred – current	143,6	20,7
– prior	–	(12,8)
Secondary taxation on companies	5,5	6,5
	166,0	73,7
Foreign taxation		
Normal – current	–	0,2
– prior	1,3	2,0
Deferred – current	(9,8)	(14,6)
– prior	–	(1,8)
– rate adjustment	2,5	0,9
Withholding and other	0,1	0,1
	(5,9)	(13,2)
Total taxation	160,1	60,5
Dealt with as follows		
Current taxation	23,8	68,1
Deferred taxation	136,3	(7,6)
Total taxation	160,1	60,5
Reconciliation of taxation charge		
Domestic standard normal rate of taxation (%)	*30,0*	*30,0*
Taxation at standard rate	182,4	89,7
Adjusted for		
Foreign tax rate differential	2,2	(0,3)
Expenditure disallowed	3,3	9,2
Exempt income	(58,2)	(47,2)
Prior years	(3,1)	(0,6)
Deferred tax asset not raised	25,4	2,2
Secondary taxation on companies	5,5	6,5
Withholding taxes	0,1	0,1
Rate adjustment	2,5	0,9
Taxation charged to income	160,1	60,5
Effective rate of taxation (%)	26,3	20,2
Estimated tax losses available for set off against future taxable income		
Tax losses available	331,5	87,8
Deferred tax assets not raised	98,2	5,8
Deferred tax assets raised	233,3	82,0
Tax effect at country rate of tax (refer note 12)	54,6	26,3

Deferred tax assets relating to assessed losses of R98,2 million (2002: R5,8 million) have not been raised in accordance with Group policy because the probability of utilising these losses in the foreseeable future is considered to be remote.

As a result of capital gains tax, all significant assets were identified and have been valued for submission to the Revenue authorities before 31 October 2004.

	2003 Rm	2002 Rm

6. Earnings per share and headline earnings per share

The calculation of earnings per share is based on income attributable to shareholders of	**449**	241
Basic		
Weighted average number of shares in issue during the year of (000)	**133 837**	112 709
	Cents	Cents
Earnings per share	**335,7**	213,8
Surplus on disposal of property, plant and equipment	**(1,5)**	(2,7)
Goodwill amortised	**4,2**	13,3
Taxation effect thereon	**0,4**	0,8
Headline earnings per share	**338,8**	225,2
Diluted		
Dilutive effect of bonus element in share options (000)	**1 576**	576
Diluted weighted average number of shares in issue during the year of (000)	**135 413**	113 285
	Cents	Cents
Earnings per share	**331,8**	212,7
Surplus on disposal of property, plant and equipment	**(1,4)**	(2,7)
Goodwill amortised	**4,1**	13,3
Taxation effect thereon	**0,4**	0,8
Headline earnings per share	**334,9**	224,1

The above are calculated based on rand amounts.

Headline earnings do not include an adjustment for the amortisation of the provisional trademark arising on the acquisition of Profurn. Although the value assigned to the trademark as well as the associated deferred tax liability is provisional and will only be finalised during the next year, it is considered appropriate not to exclude the amortisation of the trademark from the headline earnings calculation in the current year. Had this been excluded, headline earnings would have increased by 7,2 cents per share.

7. Distribution to shareholders

Cash dividends		
Interim declared and paid 22 April 2003: 42 cents (2002: 34 cents)	**47**	38
Final declared 24 November 2003: 68 cents (2002: 22 cents)	**113**	25
Total distribution to shareholders	**160**	63

	Property Rm	Leasehold improvements Rm
8. Property, plant and equipment		
Owned		
At beginning of year		
Cost	29	70
Accumulated depreciation	(3)	(31)
Net book value	26	39
Movement for the year		
Acquired – cost	5	16
– accumulated depreciation	–	(3)
Additions/transfers	8	24
Depreciation	(3)	(15)
Disposals – cost	(4)	(6)
– accumulated depreciation	1	3
Foreign exchange rate conversion	–	(9)
At end of year		
Cost	38	95
Accumulated depreciation	(5)	(46)
Net book value	33	49
Leased		
At beginning of year		
Cost	–	–
Accumulated depreciation	–	–
Net book value	–	–
Movement for the year		
Acquired – cost	–	–
– accumulated depreciation	–	–
Depreciation	–	–
Disposals – cost	–	–
– accumulated depreciation	–	–
At end of year		
Cost	–	–
Accumulated depreciation	–	–
Net book value	–	–
Total net book value	33	49
Depreciation rates (%)	10	25
Directors' valuation of property		

A register of property is available for inspection by members at the registered office of the Company.
There was no change in the nature of property, plant or equipment or in the policy regarding their use.
Certain leased assets are pledged as security for finance lease liabilities – refer note 16.

Vehicles and forklift trucks Rm	Computer equipment Rm	Office equipment, furniture and fittings Rm	**2003 Rm**	2002 Rm
91	27	49	**266**	233
(44)	(16)	(29)	**(123)**	(108)
47	11	20	**143**	125
50	20	22	**113**	6
(38)	(6)	(12)	**(59)**	–
52	6	9	**99**	67
(30)	(8)	(9)	**(65)**	(56)
(38)	(11)	(1)	**(60)**	(47)
28	11	1	**44**	42
–	(2)	(2)	**(13)**	6
155	40	77	**405**	266
(84)	(19)	(49)	**(203)**	(123)
71	21	28	**202**	143
2	–	8	**10**	11
(2)	–	(7)	**(9)**	(9)
–	–	1	**1**	2
25	1	–	**26**	–
(15)	(1)	–	**(16)**	–
(2)	–	–	**(2)**	(1)
(3)	–	(1)	**(4)**	(1)
2	–	1	**3**	1
24	1	7	**32**	10
(17)	(1)	(6)	**(24)**	(9)
7	–	1	**8**	1
78	21	29	**210**	144
25 – 33	25	10 – 25		
			63	63

		2003 Rm	2002 Rm
9.	**Goodwill**		
	Cost		
	Opening balance	209	146
	Acquisition of BoConcept UK Ltd	8	47
	Acquisition of Abra SA	–	1
	Fair value adjustment of Abra SA	–	5
	Translation adjustment	(15)	10
		202	209
	Accumulated amortisation		
	Opening balance	155	140
	Amortisation	5	3
	Impairment	–	12
		160	155
	Net book value	42	54
10.	**Trademark (provisional)**		
	Profurn trademark (provisional) acquired	329	–
	Amortisation	14	–
	Net book value	315	–

Trademark (provisional) increased by R329 million with the associated deferred tax liability of R99 million during the year as a result of the acquisition of Profurn. The fair values of the assets and liabilities of Profurn have not as yet been finalised. Once this has been completed and the trademark has been fairly valued, these provisional values may be amended with an adjustment to goodwill and deferred tax, where applicable.

		2003 Rm	2002 Rm
11.	**Investments**		
	Unlisted		
	Shares at cost, which approximates fair value	110	110
	Investment in non-consolidated subsidiaries	36	–
	Shares at cost	4	–
	Loans from consolidated subsidiaries	174	–
		178	–
	Impairment	(142)	–
		146	110
	The impairment has been calculated based on the directors estimation of cash to be received on the respective loans.		
	Abridged aggregated balance sheet of non-consolidated subsidiaries		
	Equity	4	–
	Distributable reserve	63	–
	At acquisition	171	–
	Movement	(108)	–
	Non-distributable reserve	(99)	
	At acquisition	(113)	–
	Movement	14	–
		(32)	–
	Fixed assets	18	–
	Net current assets	118	–
	Bank balances and cash	33	–
	Bank overdrafts	(27)	–
	Loans from consolidated subsidiaries	(174)	–
		(32)	–
	Reconciliation of estimated recoverable portion of loans		
	Net asset value	(32)	–
	Loans from consolidated subsidiaries	174	–
		142	–
	Amount considered not recoverable	(106)	–
	Amount considered recoverable	36	–

	2003 Rm	2002 Rm
12. Deferred taxation		
Amount provided at beginning of year	**224**	300
On acquisition of Profurn (2002: Abra SA)	**(107)**	5
Adjustment as a result of change in accounting policy	**–**	(70)
Debited/(credited) to income (note 5)	**136**	(8)
Foreign translation adjustments	**15**	(3)
Amount provided at end of year	**268**	224
The deferred taxation provision comprises the following temporary differences:		
Instalment sale receivables' allowances	**210**	253
Provisions disallowed	**(104)**	(15)
Trademark	**(55)**	–
Trademark (provisional)	**95**	–
Assets unrealised	**7**	8
Payments in advance	**18**	3
Other	**152**	1
Tax losses	**(55)**	(26)
	268	224
Deferred taxation is disclosed as		
Asset	**(313)**	(37)
Liability	**581**	261
	268	224
13. Trade and other receivables		
Instalment sale receivables[1]	**6 592**	3 972
Less: Provisions	**(2 100)**	(915)
Unearned finance charges	**(965)**	(522)
Bad debts	**(697)**	(137)
Other[2]	**(438)**	(256)
Net instalment sale receivables	**4 492**	3 057
Other receivables	**368**	174
Total accounts receivable	**4 860**	3 231
Provisions as a percentage of instalment sale receivables (%)	**31,9**	23,0

In accordance with industry norms, amounts due from instalment sale receivables after one year are included in current assets. The credit terms of instalment sale receivables range from 6 to 24 months.

(1) Classified as originated loans and receivables and carried at amortised cost.

(2) Other provisions consist of provisions for extended guarantees, unearned club, insurance and collection fees raised on fair valuation of the Profurn closed branches.

Bank borrowings are secured by a negative pledge of trade receivables (note 16).

Prejudicial legislative changes, relating to the taxation of directors and employees' taxation associated with payments to employee companies, gave rise to Sustein Management (Pty) Ltd owing an amount of R2,3 million during the year which has been settled.

	2003 Rm	2002 Rm
14. Share capital and premium		
Share capital		
Authorised		
250 000 000 (2002: 250 000 000) ordinary shares of 5 cents each	**13**	13
Issued		
166 830 000 (2002: 112 730 000) ordinary shares of 5 cents each	**8**	6
Share premium		
Balance at beginning of year	**776**	775
Additions during year net of share issue expenses:		
On 53 700 000 shares issued at a premium of 1 837 cents for the acquisition of Profurn	**986**	–
On 75 407 ordinary shares bought back in terms of the odd lot offer at a premium of 2 796 cents	**(2)**	–
On 53 200 ordinary shares issued in terms of the odd lot offer at a premium of 2 796 cents	**2**	–
On 422 207 (2002: 121 000) ordinary shares issued at premiums of 1 398 to 1 874 (2002: 1 398 to 2 758) cents in terms of options exercised by employees participating in The JD Group Employee Share Incentive Scheme	**8**	1
621 941 treasury shares held	**(13)**	–
Balance at end of year	**1 757**	776
Total share capital and premium	**1 765**	782

No unissued shares are under the control of the directors to be issued in terms of The JD Group Limited Share Incentive Trust.

14 266 800 (2002: 11 280 480) unissued shares are under option to employees of the Group in terms of The JD Group Employee Share Incentive Scheme at prices varying between R14,03 and R29,84 per share.

7 670 028 (2002: 1 947 409) unissued shares are under the control of the directors to be granted in terms of The JD Group Employee Share Incentive Scheme.

A maximum of ten million of the remaining unissued shares are under the control of the directors until the forthcoming annual general meeting.

	2003 Rm	2002 Rm
15. *Non-distributable reserves*		
Made up as follows:		
Foreign currency translation reserve	**(12)**	24
Revaluation of shares issued pursuant to the acquisition of Profurn	**139**	–
	127	24

		2003 Rm	2002 Rm
16.	**Interest bearing liabilities**		
	Bank borrowings	**889**	793
	Finance lease liabilities	**448**	475
		1 337	1 268
	Payable within one year reflected under current liabilities	**(506)**	(219)
		831	1 049

These have been classified as liabilities not for trading and are carried at amortised cost.

Bank borrowings are secured by a negative pledge of trade receivables of R6 592 million (2002: R3 972 million).

The interest rates per annum are:

2003:
- on R233 million: variable rate linked to prime, fixed at 9,06% for the period to 1 March 2004;
- on R60 million: variable rate linked to jibar, fixed at 12,62% for the period to 1 December 2003;
- on R319 million: variable rate linked to jibar, fixed at 8,75% for the period to 1 October 2003;

The above are repayable in bi-annual instalments of capital and interest of approximately R144 million each.

- on R240 million: variable rate linked to prime, currently at 11,60%, repayable by no later than 15 September 2004; and
- on R37 million: variable rate linked to prime, currently at 15,25%, repayable in equal monthly instalments, to be fully repaid by no later than 15 December 2004.

2002:
- on R306 million: variable rate linked to prime, fixed at 7,75% for the period to 28 February 2003;
- on R80 million: variable rate linked to jibar, fixed at 14,30% for the period to 31 May 2003; and
- on R407 million: variable rate linked to prime, fixed at 11,55% for the period to 1 July 2003.

The above were repayable in bi-annual instalments of capital and interest of approximately R144 million each.

Finance lease liabilities are secured by certain intellectual property and fixed assets. Finance lease liabilities bear interest at effective rates of 16,25% (2002: 16,25%) per annum and are repayable in bi-annual instalments of capital and interest of approximately R61 million (2002: R59 million) each.

Interest bearing liabilities are repayable in the following financial years:

	2003 Rm	2002 Rm
Bank borrowings		
2003		181
2004	**457**	205
2005	**245**	232
2006	**187**	175
	889	793
Finance lease liabilities		
2003		38
2004	**49**	45
2005	**58**	54
2006	**65**	63
2007	**75**	75
2008	**88**	88
2009	**113**	112
	448	475

In terms of the articles of association of the Company and all its subsidiaries, borrowing powers are unlimited.

17. Trade and other payables

The directors consider the carrying amount of trade payables to approximate their fair values. The credit period of trade payables ranges between 30 and 90 days.

	Raised at acquisition Rm	Utilised Rm	**Balance at 31 August 2003 Rm**
Included in trade and other payables are the following provisions raised on the acquisition of Profurn:			
Retrenchment costs	39	(19)	**20**
Closing of facilities	38	(26)	**12**
Lease closure costs	167	(30)	**137**
	244	(75)	**169**

	2003 Rm	2002 Rm
18. Commitments		
Capital expenditure		
Authorised and contracted	**11**	1
Authorised but not yet contracted	**90**	94
	101	95
This expenditure will be financed from internal sources and existing borrowing facilities.		
Operating lease commitments		
Due within one year	**422**	246
Due thereafter	**1 119**	674
	1 541	920

The Group has no other commitments or contingent liabilities.

19. Foreign assets

Total assets subject to exchange control of a foreign country amount to R84 million (2002: R nil).

20. Financial risk management

Senior executives meet on a regular basis to analyse interest rate exposures and evaluate treasury management strategies against revised economic forecasts. Compliance with Group policies and exposure limits are reviewed at quarterly meetings of the board. The directors believe, to the best of their knowledge, that there are no undisclosed financial risks.

20. Financial risk management continued

20.1 Interest rate management

As part of the process of managing the Group's fixed and floating rate borrowings mix, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates.

In order to hedge specific exposures in the interest rate repricing profile of existing borrowings and anticipated peak additional borrowings, the Company and its subsidiaries make use of interest rate derivatives, only as approved in terms of Group policy limits. At 31 August 2003, the Group had entered into derivative instruments exchanging variable for fixed interest rates. The value of borrowings hedged by interest rate derivatives and the fair values of these contracts as recorded, were as follows:

Notional amount Rm	Commencement date	Maturity date	Fair value Rm
319	1 September 2003	1 October 2003	31,0
233	30 May 2003	31 May 2005	(7,4)
166	1 July 2003	1 July 2005	(1,0)
84	10 September 2003	1 July 2005	(0,1)
			22,5

20.2 Foreign currency management

Certain foreign currency transactions are covered by forward exchange contracts from the time such transactions are entered into until settlement date. The writing of option contracts is prohibited. The amounts represent the net rand equivalents of commitments to purchase foreign currencies and all of these commitments mature within three months of the year end.

	Foreign currency 000	Rand equivalent R000	Fair value R000
Covered forward commitments			
US dollars	3 099	23 636	23 315
Euro	163	1 441	1 384
Uncovered forward commitments			
US dollars	712	4 811	4 811

20.3 Embedded derivatives

Abra SA has entered into US dollar and Euro based property leases. A fair value gain of R4 million has been recognised for the 2003 financial year (2002: R11 million loss).

20.4 Credit risk management

Potential concentrations of credit risk consist principally of trade receivables and short term cash investments.

The Group only deposits short term cash surpluses with three major banks of high quality credit standing. Trade receivables comprise a large, widespread customer base. The granting of credit is controlled by the application of behavioural scoring models, and the assumptions therein are reviewed and updated on an ongoing basis. At 31 August 2003, the Group did not consider that any significant concentration of credit risk existed which had not been adequately provided for.

20.5 Liquidity risk

The Group has limited risk of illiquidity as shown by its substantial banking facilities and reserve borrowing capacity.

Banking facilities	**2003 Rm**	2002 Rm
Total banking and loan facilities	**1 960**	1 417
Bank borrowings (note 16)	**889**	793
Unutilised banking facilities	**1 071**	624

21. Retirement benefits

The Group has made provision for pension and provident schemes covering substantially all employees. All eligible employees are members of either a defined benefit or a defined contribution scheme administered by the Group, the South African Commercial, Catering and Allied Workers Union (SACCAWU) or the Social Security Fund in Poland, or the AMP NPI in the United Kingdom.

One defined benefit scheme and 12 defined contribution schemes are in operation. The assets of these schemes are held in administered trust funds separated from the Group's assets. Scheme assets primarily consist of listed shares, property trust units and fixed income securities. The schemes are governed by the South African Pension Funds Act of 1956 or the Polish Social Securities System Act of 1998, or the Pensions and Social Security Act of 2000 in the United Kingdom.

The defined benefit fund is valued actuarially at intervals of not more than three years using the projected unit credit method. The scheme was valued for financial reporting purposes at year end.

In arriving at their conclusion, the actuaries took into account the following reasonable long term estimates:

	2003	2002
	%	%
Inflation	**7,0**	6,5
Increase in salaries	**8,5**	8,0
Increase in pensions	**4,7**	4,2
Return on investment	**12,0**	11,5
Discount rate	**12,0**	11,5

The actuarially determined fair value of the assets of the defined benefit scheme was R83 million (2002: R67 million) which corresponds with the market value at that date. This is sufficient to cover the benefits that had accrued to members, allowing for expected future increases in earnings, amounting to R64 million (2002: R61 million).

During the previous financial year approximately 11% of the fund's obligations and benefits were transferred to third parties resulting in the decrease in both the fair value of the defined benefit scheme assets and the estimated benefits accrued to members.

	2003	2002
	Rm	Rm
Cost recognised	**6,3**	7,2
Current service cost	**4,0**	5,0
Interest cost	**7,8**	8,5
Curtailment/settlement cost	**–**	2,8
Expected return on plan assets	**(8,5)**	(8,8)
Asset utilised	**3,0**	(0,3)

As the Group has not conducted the surplus apportionment process as required by the Pension Funds Amendment Act, 2001, ownership of the surplus, if any, cannot be determined. As a result, the surplus in the fund has not been recognised as an asset.

Any deficit as determined by the actuaries is funded either immediately or through increased contributions to ensure the ongoing soundness of the scheme.

22. JD Group/Nedcor alliance

The JD Group/Nedcor alliance (JDNA) was formed 26 months ago. The JDNA is governed by a supervisory board on which JD Group is represented by I D Sussman, H C Strauss and J L Bezuidenhout and is further made up of Nedcor executives.

The lending business, which is an alliance between Nedcor Limited and Capital One Services, Inc. (CNA), carries the loan book. The gross value of the loan book at 31 August 2003 amounts to R250 million (2002: R228 million). JD Group is at risk to the value of 25 percent of this loan book. Profits or losses in the lending business are paid by CNA to JDNA by way of a fee. In addition, an originating fee is paid by CNA to JDNA for the new business it generates.

The JDNA has a year end of 31 December, which is in line with Nedcor Limited's year end. This information is unaudited but has been subjected to an agreed upon procedures review.

	12 months to 31 August 2003 Rm	14 months to 31 August 2002 Rm
Abridged income statement		
Fees received from CNA	**10,4**	19,0
Originating fees	**12,1**	10,6
Other income	**1,2**	1,1
Administration overheads	**(32,4)**	(30,6)
Finance costs	**(5,5)**	(1,1)
Net loss for the period	**(14,2)**	(1,0)
JD share of net loss (50%)	**(7,1)**	(0,5)
Abridged balance sheet		
Assets		
Non-current assets		
Property, plant and equipment	**6,5**	4,2
Current assets		
Accounts receivable	**1,1**	15,5
Intercompany	**7,4**	–
Total assets	**15,0**	19,7
Equity and liabilities		
Equity and reserves		
Shareholders' equity	**6,1**	1,9
Current liabilities		
Intercompany	**–**	4,3
Deposits	**8,9**	13,5
Total equity and liabilities	**15,0**	19,7

	2003 Rm	2002 Rm
23. Related parties		
Sustein Management (Pty) Ltd		
All dealings with Sustein Management have been dealt with elsewhere in this report and the directors' remuneration included on page 6.		
Non-consolidated subsidiaries		
The Group's dealings with its non-consolidated subsidiaries:		
Loans		
Finserve Mauritius Ltd	**71**	–
Prosure Insurance Ltd	**(29)**	–
Supreme Furnishers (Zambia) Ltd	**4**	–
Supreme Furnishers (Namibia) Ltd	**128**	–
	174	–
Interest received		
Finserve Mauritius Ltd	**(6)**	–
Interest of directors in contracts		
All the Group's corporate legal matters are performed by a company in which a non-executive director has a controlling interest.		

24. Comparative amounts

The comparative amounts for cost of sales and finance costs have been restated as a result of adjustments which are required to be made in terms of IAS 39 relating to imputing the interest cost included in the valuation of inventories as a result of the Group obtaining extended credit terms from its suppliers.

The impact thereof is as follows:

	Cost of sales 2002 Rm	Finance costs 2002 Rm
As previously reported	1 706	130
Adjustment	(49)	49
Restated amounts	1 657	179

Segmental analysis – Geographical

		South Africa	Neighbouring countries	Europe	Group
2003					
Revenue	Rm	5 342	314	310	**5 966**
Operating income	Rm	847	(1)	(43)	**803**
Depreciation	Rm	57	2	8	**67**
Amortisation	Rm	14	–	5	**19**
Total assets	Rm	6 515	497	176	**7 188**
Total current liabilities	Rm	2 211	91	68	**2 370**
Capital expenditure	Rm	72	2	25	**99**
Operating margin	%	15,9	(0,3)	(13,9)	**13,5**
Total sale of merchandise	Rm	3 323	194	302	**3 819**
Share of Group sale of merchandise	%	87,0	5,1	7,9	**100,0**
Credit sales	Rm	2 289	112		**2 401**
Percentage of total	%	68,9	57,7		**62,9**
Cash sales	Rm	1 034	82	302	**1 418**
Percentage of total	%	31,1	42,3	100,0	**37,1**
Number of stores		872	72	34	**978**
Revenue per store	R000	6 126	4 361	9 118	
Number of employees		14 096	1 150	492	**15 738**
Revenue per employee	R000	379	273	630	
Instalment sale receivables – gross	Rm	6 021	571		**6 592**
2002					
Revenue	Rm	3 673	114	296	4 083
Operating income	Rm	520	(6)	(47)	467
Depreciation	Rm	52	–	5	57
Amortisation	Rm	–	–	15	15
Total assets	Rm	3 874	132	247	4 253
Total current liabilities	Rm	878	4	97	979
Capital expenditure	Rm	49	–	18	67
Operating margin	%	14,2	(5,3)	(15,9)	11,4
Total sale of merchandise	Rm	2 222	69	292	2 583
Share of Group sale of merchandise	%	86,0	2,7	11,3	100,0
Credit sales	Rm	1 796	54		1 850
Percentage of total	%	80,8	78,3		71,6
Cash sales	Rm	426	15	292	733
Percentage of total	%	19,2	21,7	100,0	28,4
Number of stores		652	16	27	695
Revenue per store	R000	5 633	7 125	10 963	5 875
Number of employees		9 361	295	408	10 064
Revenue per employee	R000	392	386	725	406
Instalment sale receivables – gross	Rm	3 832	140		3 972

Segmental analysis – Business unit

		Russells	Joshua Doore	Bradlows	Price 'n Pride	Electric Express	Sub-total
2003							
Revenue	Rm	1 572	1 174	647	642	363	4 398
Operating income	Rm	333	212	85	91	60	781
Depreciation	Rm	2	2	1	1	1	7
Amortisation	Rm	–	–	–	–	–	–
Total assets	Rm	1 352	968	513	660	265	3 758
Total current liabilities	Rm	233	184	96	81	61	655
Capital expenditure	Rm	1	2	1	2	1	7
Operating margin	%	21,2	18,1	13,1	14,2	16,5	17,8
Total sale of merchandise	Rm	912	689	415	331	222	2 569
Share of Group sale of merchandise	%	23,9	18,0	10,9	8,7	5,8	67,3
Credit sales	Rm	760	533	324	308	150	2 075
Percentage of total	%	83,3	77,4	78,1	93,1	67,6	80,8
Cash sales	Rm	152	156	91	23	72	494
Percentage of total	%	16,7	22,6	21,9	6,9	32,4	19,2
Deposit rate on credit sales	%	12,0	14,4	18,5	13,5	17,5	
Number of stores		198	149	88	117	114	666
Revenue per store	R000	7 939	7 879	7 352	5 487	3 184	6 604
Retail square meterage		139 002	116 655	65 121	69 726	16 814	407 318
Revenue per square metre	Rand	11 309	10 064	9 935	9 207	21 589	10 797
Number of employees		3 016	2 430	1 447	1 912	696	9 501
Revenue per employee	R000	521	483	447	336	522	463
Instalment sale receivables – gross	Rm	1 684	1 175	574	838	314	4 585
Bad debts written off	Rm	95	64	33	67	10	269
Bad debts written off as a percentage of gross receivables	%	5,6	5,4	5,7	8,0	3,2	5,9
Receivables' arrears	Rm	282	152	63	189	22	708
Receivables' arrears as a percentage of gross receivables	%	16,7	12,9	11,0	22,6	7,0	15,4
Collection rate	%	6,5	6,7	7,5	5,5	7,4	6,5
Average length of the book	Months	15,3	14,9	13,4	18,3	13,5	15,3

** Operations to be integrated, disposed of and/or discontinued.*

† These business units have been consolidated for a 5 month period, therefore certain calculations have not been presented as it is considered that they would not be meaningful.

Morkels*	Barnetts*	Hi-Fi Corp*	Other†	Sub-total	Abra	Bo-Concept	Sub-total	Corporate	Group
333	221	569	135	1 258	209	101	310		**5 966**
63	41	73	25	202	(8)	(35)	(43)	(137)	**803**
2	2	1	5	10	2	6	8	42	**67**
–	–	–	–	–	–	5	5	14	**19**
723	500	176	262	1 661	74	98	172	1 597	**7 188**
120	57	150	54	381	37	31	68	1 266	**2 370**
–	–	1	1	2	4	21	25	65	**99**
18,9	18,6	12,8	18,5	16,1	(3,8)	(34,7)	(13,9)		**13,5**
194	114	569	71	948	205	97	302		**3 819**
5,1	3,0	14,9	1,9	24,8	5,4	2,5	7,9		**100,0**
145	98	34	49	326					**2 401**
74,7	86,0	6,0	69,0	34,4					**62,9**
49	16	535	22	622	205	97	302		**1 418**
25,3	14,0	94,0	31,0	65,6	100,0	100,0	100,0		**37,1**
14,4	12,9	24,3							
119	100	15	44	278	26	8	34		**978**
					8 038	12 625	9 118		
86 259	56 085	25 950	34 313	202 607	26 684	7 012	33 696		**643 621**
					7 832	14 404	9 200		
1 709	1 727	1 065	735	5 236	394	98	492	509	**15 738**
					530	1 031	630		
952	696	4	355	2 007					**6 592**
24	28		22	74					**343**
162	168		106	436					**1 144**
17,0	24,1		29,9	21,7					**17,4**
6,4	6,4								
15,6	15,6								

Segmental analysis – Business unit continued

		Russells	Joshua Doore	Bradlows	Price 'n Pride
2002					
Revenue	Rm	1 352	989	606	522
Operating income	Rm	243	133	74	37
Depreciation	Rm	2	2	2	1
Amortisation	Rm	–	–	–	–
Total assets	Rm	1 224	884	550	592
Total current liabilities	Rm	181	144	84	78
Capital expenditure	Rm	2	2	2	1
Operating margin	%	18,0	13,4	12,2	7,1
Total sale of merchandise	Rm	807	608	395	278
Share of Group sale of merchandise	%	31,2	23,5	15,3	10,8
Credit sales	Rm	667	470	320	255
Percentage of total	%	82,7	77,3	81,0	91,7
Cash sales	Rm	140	138	75	23
Percentage of total	%	17,3	22,7	19,0	8,3
Deposit rate on credit sales	%	12,5	14,1	18,1	13,8
Number of stores		194	146	93	121
Revenue per store	R000	6 969	6 774	6 516	4 314
Retail square meterage		131 266	114 608	69 908	74 192
Revenue per square metre	Rand	10 300	8 629	8 669	7 036
Number of employees		2 867	2 330	1 495	1 946
Revenue per employee	R000	472	424	405	268
Instalment sale receivables – gross	Rm	1 418	994	587	698
Bad debts written off	Rm	87	54	27	69
Bad debts written off as a percentage of gross receivables	%	6,1	5,4	4,6	9,9
Receivables' arrears	Rm	201	117	64	170
Receivables' arrears as a percentage of gross receivables	%	14,2	11,8	10,9	24,4
Collection rate	%	6,6	6,8	7,6	5,4
Average length of the book	Months	14,8	14,7	13,2	18,5

Electric Express	Sub-Total	Abra	Bo-Concept	Sub-Total	Corporate	Group
318	3 787	232	64	296		4 083
40	527	(31)	(21)	(52)	(8)	467
1	8	3	2	5	44	57
–	–	12	3	15	–	15
243	3 493	74	109	183	577	4 253
51	538	65	32	97	344	979
–	7	5	13	18	42	67
12,6	13,9	(13,4)	(32,8)	(17,6)		11,4
203	2 291	228	64	292		2 583
7,9	88,7	8,8	2,5	11,3		100,0
138	1 850					1 850
68,0	80,8					71,6
65	441	228	64	292		733
32,0	19,2	100,0	100,0			28,4
18,0						
114	668	22	5	27		695
2 789	5 669	10 545	12 800	10 963		5 875
17 947	407 921	24 066	4 400	28 466		436 387
17 719		9 640	14 545	10 398		
685	9 323	365	43	408	333	10 064
464	406	636	1 488	725		406
275	3 970					3 972
10	247					247
3,6	6,2					6,2
18	570					570
6,5	14,4					14,4
7,6	6,6					6,6
13,1	15,1					15,1

Share incentive trusts

	2003	2002
The JD Group Employee Share Incentive Scheme	**Number of shares**	
Shares available		
At beginning of year	**1 947 409**	4 022 409
Additional shares made available to the directors in terms of the scheme	**8 972 719**	–
Options granted	**(3 360 000)**	(2 145 000)
Options forfeited	**109 900**	70 000
At end of year	**7 670 028**	1 947 409
Share options granted		
At beginning of year	**11 280 480**	9 326 280
Options granted	**3 360 000**	2 145 000
Options forfeited	**(109 900)**	(70 000)
Options exercised – newly listed	**(263 780)**	(120 800)
At end of year	**14 266 800**	11 280 480
Number of participants	**195**	171
	Rm	Rm
Amount owing by employees to the Trust	**–**	–
Loan by the Company to the Trust	**2**	–

	2003	2002
The JD Group Limited Share Incentive Trust	**Number of shares**	
Shares available for utilisation		
At beginning of year	**638 309**	638 309
Issued	**353**	353
Held under options granted	**637 956**	637 956
Shares sold to The JD Group Employee Share Incentive Scheme	**–**	–
Options exercised	**–**	–
At end of year	**638 309**	638 309
Issued	**353**	353
Held under options granted	**637 956**	637 956
Number of participants	**9**	9
	Rm	Rm
Amount owing by employees to the Trust	**–**	–
Loan by the Company to the Trust	**10**	10

Salient features of The JD Group Employee Share Incentive Scheme trust deed

The JD Group Employee Share Incentive Scheme trust deed dated 4 March 1996 was approved and adopted by the directors of JD Group on 29 March 1996. The trust deed was amended by special resolution on 31 January 2001. The trust deed had since become outdated in many respects and was again amended by special resolution on 11 August 2003 in order to revise the scheme and to bring it in line with current legislation, STRATE and the new JSE Listings Requirements.

1. Purpose

The scheme is intended as an incentive to present and future employees (including executive and non-executive directors) of JD Group to render services to the Company by giving them the opportunity to acquire ordinary shares in and enabling them to share in the wealth of the Company.

2. Amendments

The following amendments have been made to the trust deed:

2.1 the requirement that options (and a right and option as defined in the trust deed) have to be exercised by written notice of at least 14 days prior to last business day of a calendar quarter has been amended to make provision that the said options may be exercised at any time by written notice to the company secretary. The reason for this is that the current requirement that options can only be exercised within 14 days notice prior to the last business day of a calendar quarter, substantially shortens the period in which options can be exercised. Closed periods will still apply in terms of the scheme rules;

2.2 the requirement that the exercise of an option is to be accompanied by payment of the option price unless switched to a credit sale has been deleted. The reason for this is that it places an unnecessary burden on participants which may also have negative tax implications;

2.3 references to share certificates are outdated in view of STRATE and have been deleted;

2.4 the provisions in the scheme relating to alternative equity instruments have been deleted and the provisions relating to switching mechanisms have been reduced. The reason for this is that these provisions are not being used fully and therefore all of them are not necessary;

2.5 provisions relating to the amendment of the scheme have been amended to fully comply with Schedule 14 of the JSE Listings Requirements. The remainder of the trust deed complies with the new JSE Listings Requirements;

2.6 the provisions in the trust deed relating to an offer price at a discount have been revised to make provision for a discount of 10% and not 15% on the closing price at which shares were traded at close of business on the JSE on the trading day immediately preceding the offer date. The reason for this is to lessen the tax implications that the discount may have;

2.7 the release periods of scheme shares have been shortened as well as the period in which options must be exercised. The reason for this is to increase the availability of scheme shares to employees who will also participate in the scheme;

2.8 the trust deed has been amended to increase the number of shares available for the scheme from 10% of issued capital to 15% of issued capital. The reason for this is also to increase the availability of scheme shares for employees; and

2.9 the procedures to be followed on death, retirement and retrenchment have been amended. The reason for this is that the present procedures have been found to be outdated and burdensome.

3. Salient features of the amended scheme

3.1 Shares available to the scheme

The number of ordinary shares for which the options may be granted shall not, in the aggregate, exceed 25 000 000 shares which will represent approximately 15% of the Company's present issued share capital.

The aggregate number of shares that may be acquired by any one participant in terms of this scheme shall not exceed 2 500 000 shares in the Company, being approximately 1,5% of the present issued share capital of the Company.

3.2 Option price

The price per share payable by a participant upon the exercise of share options in terms of this scheme, shall be an amount equal to 90% of the closing price at which shares of the Company are traded at the close of business on the JSE on the trading day immediately preceding the date upon which the board will have resolved to grant, or direct the trustees to grant, the relevant option.

Each share option shall confer the right on the holder thereof to subscribe for or purchase one share at the option price.

Salient features of The JD Group Employee Share Incentive Scheme trust deed continued

3.3. Exercise of share options

Share options may not be exercised, until after a period, calculated from the date of acceptance of the offer as follows:

3.3.1 more than two years shall have elapsed, in which event not more than 25%;

3.3.2 more than three years shall have elapsed, in which event not more than 50%, cumulatively;

3.3.3 more than four years shall have elapsed, in which event not more than 75%, cumulatively; and

3.3.4 more than five years shall have elapsed, in which event all of the relevant share options may be exercised, but within seven years, provided that the board may, subject to the lapsing of a share option, permit exercise dates contemplated above to be anticipated or postponed to such other date/s and to the extent determined by the board.

3.4 Share options granted in respect of unissued shares

Date of grant	**Price (cents)**	**Number of shares**
24 June 1996	1 879	745 000
28 August 1996	1 785	21 000
20 August 1997	2 763	233 000
5 November 1997	2 763	108 000
2 February 1998	2 932	48 000
2 September 1998	1 403	684 800
1 June 1999	2 809	94 000
4 October 1999	2 907	758 000
25 May 2000	2 984	3 300 000
22 November 2000	2 848	1 820 000
2 May 2001	2 720	800 000
30 July 2001	2 962	200 000
30 May 2002	1 428	2 095 000
20 February 2003	1 619	1 880 000
25 July 2003	2 342	180 000
10 September 2003	2 803	1 300 000
		14 266 800

4. The JD Group Limited Share Incentive Trust

JD Group currently has two share incentive schemes in operation, namely the scheme referred to in paragraphs 3.1 to 3.4 above and The JD Group Limited Share Incentive Trust.

No further shares will be made available to The JD Group Limited Share Incentive Trust.

The following share options have been granted in respect of issued shares:

Date of grant	**Price (cents)**	**Number of shares**
4 October 1999	3 418	637 956
These options become exercisable as follows		
On or after 5 October 2002		127 591
On or after 5 October 2003		127 591
On or after 5 October 2004		382 774
		637 956

The JD Group Employee Share Incentive Scheme has effectively replaced The JD Group Limited Share Incentive Trust and accordingly the salient features of the latter have not been disclosed.

JD GROUP

JD Group Limited – company financial statements

The Company operates as an investment holding company only. All trading and banking is conducted through its wholly owned subsidiaries. Consequently, no cash flow statement is presented. The statement of changes in equity has not been prepared as the movement is evident from the Company income statement and Group statement of changes in equity.

	Note	2003 Rm	2002 Rm
Income statement			
Dividend received from JDG Trading (Pty) Ltd		**265**	11
Revaluation of investment	1	**89**	77
Net income before taxation		**354**	88
Taxation – secondary taxation on companies		**6**	6
Net profit after taxation		**348**	82
Retained income brought forward		**61**	42
		409	124
Distribution to shareholders		**160**	63
Retained income carried forward		**249**	61

	Note	2003 Rm	2002 Rm
Balance sheet			
Assets			
Investment in JDG Trading (Pty) Ltd			
– shares at cost		**55**	55
– forward subscription of shares	1	**718**	629
Loan to JDG Trading (Pty) Ltd		**1 048**	176
Interest in subsidiary company – JDG Trading (Pty) Ltd		**1 821**	860
Share incentive trusts		**12**	10
Bank balances		**307**	–
		2 140	870
Equity and liabilities			
Share capital and premium		**1 778**	782
Retained income		**249**	61
Shareholders for dividend		**113**	25
Shareholders' equity		**2 140**	868
Other net liabilities		**–**	2
		2 140	870

Notes

1. Investments with a guaranteed maturity valuation are written up over the life of the investment to the guaranteed value. This forward subscription will be settled by the issue of shares in JDG Trading (Pty) Ltd to the value of R1 036 million on 29 June 2006.

Subsidiaries

	Country of incorporation	Percentage interest held 2003 %	2002 %
Direct subsidiary			
JDG Trading (Pty) Ltd	South Africa	**100**	100
Indirect subsidiaries			
Courts Megastore (Pty) Ltd*	South Africa	**100**	
JD Group Asset Financing (Pty) Ltd†	South Africa	**100**	100
JD Group International (Pty) Ltd‡	South Africa	**100**	100
Profurn Ltd‡	South Africa	**100**	
Protea Furnishers S.A. (Pty) Ltd*	South Africa	**100**	
Supreme Furnishers (SA) (Pty) Ltd‡	South Africa	**100**	
JD Group Europe BVø	The Netherlands	**100**	100
Abra SA*	Poland	**100**	99,47
BoConcept UK Ltd*	United Kingdom	**100**	85
BoConcept Bournemouth Ltd*	United Kingdom	**100**	85
BoConcept Tottenham Court Road Ltd*	United Kingdom	**100**	85
AAZAD Electrical Construction (Pty) Ltd*	Botswana	**100**	
Barnetts Furnitures (Botswana) (Pty) Ltd*	Botswana	**100**	
Hi-Fi & Electric Warehouse (Pty) Ltd*	Botswana	**100**	
JD Group (Botswana) (Pty) Ltd*	Botswana	**100**	100
JD Group (Lesotho) Pty Ltd*	Lesotho	**100**	100
Supreme Furnishers (Lesotho) Pty Ltd*	Lesotho	**100**	
Profurn (Mozambique) (Pty) Ltd*	Mozambique	**100**	
JD Group (Namibia) (Pty) Ltd*	Namibia	**100**	100
Protea Furnishers (Namibia)(Pty)Ltd*	Namibia	**100**	
Barnetts Furnishers (Swaziland) (Pty) Ltd*	Swaziland	**100**	
JD Group (Swaziland) Pty Ltd*	Swaziland	**100**	100
Non-consolidated subsidiaries			
Supreme Furnishers (Ghana) Ltd	Ghana	**100**	
Global Regency International Limited	Hong Kong	**100**	
Supreme Furnishers Cote D'Ivoire SARL	Ivory Coast	**100**	
Supreme Furnishers (Kenya) Ltd	Kenya	**100**	
Supreme Furnishers (Malawi) Ltd	Malawi	**100**	
Finserve Mauritius Ltd	Mauritius	**100**	
Prosure Insurance Ltd	Mauritius	**100**	
Supreme Furnishers (Namibia) Pty Ltd	Namibia	**100**	
Supreme Furnishers (T) Ltd	Tanzania	**100**	
Supreme Furnishers (U) Ltd	Uganda	**100**	
Supreme Furnishers (Zambia) Ltd	Zambia	**100**	

Notes

1. All the above are unlisted companies.
2. Activities of subsidiaries
   - * Retailers of household furniture, appliances and home entertainment products
   - † Asset financing company
   - ‡ Investment holding company
   - ø European investment holding company
3. A list of dormant and name protection companies is available for inspection by members at the registered office of the Company.

Issued share capital		Direct interest of holding company: Shares		Direct interest of holding company: Indebtedness	
2003	2002	**2003**	2002	**2003**	2002
R	R	**Rm**	Rm	**Rm**	Rm
600 000	600 000	**55**	55	**1 048**	176
1 000					
200	200				
11	8				
271 782 517					
30 000					
224					
400	400				
2 248 932	2 248 932				
5 000 000	5 000 000				
2	2				
40 001	40 001				
1 000					
10					
100					
100	100				
100	100				
1 000					
322 000					
100	100				
1					
2					
2	2				
1					
9 998					
51 00					
1					
1					
1					
575 000					
1					
1					
1					
179					

Analysis of shareholders – 30 September 2003

	Number of shareholders	% of total	Number of shares	% of total
Registered address				
South Africa	4 058	96	147 593 273	88
United States of America	18	–	6 150 947	4
United Kingdom	32	1	6 321 141	4
Other	111	3	6 764 639	4
	4 219	100	166 830 000	100
Size of holding				
1 – 1 000	3 179	75	675 148	} 1
1 001 – 5 000	417	10	946 000	} 1
5 001 – 10 000	106	3	770 142	} 1
10 001 – 50 000	269	6	6 654 100	4
Over 50 000	248	6	157 784 610	95
	4 219	100	166 830 000	100
Category of shareholders				
Individuals	3 330	79	3 601 208	2
Employees and directors	11	–	1 036 470	1
Insurance companies, pension and provident funds	398	10	83 364 951	50
Nominee companies and other corporate bodies	480	11	78 827 371	47
	4 219	100	166 830 000	100
Non-public shareholders				
Directors	6	–	835 812	–
Protea Furnishers S.A. (Pty) Ltd	1	–	421 941	–
Pension fund	1	–	3 498	–
Share incentive schemes	3	–	1 020 814	1
	11	–	2 282 065	1
Registration				
Materialised	474	11	947 450	1
Dematerialised	3 745	89	165 882 550	99
	4 219	100	166 830 000	100

To the best of the Company's knowledge, the entities which control in excess of 5% of the Company's equity are:

	Number of shares	% of total
FirstRand Bank Limited	40 576 385*	24
Old Mutual Asset Management	30 951 512	19
Investec Asset Management	18 810 966	11
RMB Asset Management	15 526 796	9
Sanlam Investment Managers	15 309 327	9
STANLIB Limited	11 224 234	7
	132 399 220	79

** 35 282 964 shares (equivalent to 21% of the Company's issued share capital) are held on behalf of a syndicate led by German investor Claas Daun pending implementation of a final agreement between FirstRand Bank Limited and the syndicate.*

Reconciliation

Number of shares at 31 August 2003	166 507 000
Cancelled in terms of odd lot offer at 4 September 2003	(75 407)
Issued in terms of odd lot offer at 5 September 2003	53 200
Issued to The JD Group Employee Share Incentive Scheme at 8 September 2003	345 207
Number of shares at 30 September 2003	166 830 000

Notice to shareholders

Notice is hereby given that the annual general meeting of shareholders will be held in the boardroom, 11th Floor, JD House, 27 Stiemens Street, Braamfontein, on Wednesday, 11 February 2004 at 09:00 for the following purposes:

1. To receive and adopt the annual financial statements of the Group and Company for the year ended 31 August 2003.

2. To elect as directors ME King, D Konar and ID Sussman who retire by rotation in accordance with the articles of association, and being eligible, offer themselves for re-election.

   The abridged curriculum vitae for each of the above directors appears in the JD Review 2003 book, which forms part of this annual report.

3. To renew the authority granted to the directors in terms of Section 221 of the Companies Act to issue the unissued shares of the Company at their discretion until the next annual general meeting of the Company in respect of a maximum of ten million shares (equivalent to 6% of the Company's current issued share capital).

4. To re-appoint the independent auditors, Deloitte & Touche.

5. To transact such other business as may be transacted at an annual general meeting.

A member entitled to attend, speak and vote at the meeting is entitled to appoint a proxy to attend, speak and vote in his stead. The person so appointed need not be a member of the Company. A form of proxy, in which is set out the relevant instructions for its completion, is attached for the use of holders of certificated shares and "own name" dematerialised shareholders who wish to be represented at the annual general meeting. Completion of a form of proxy will not preclude such a shareholder from attending and voting (in preference to that shareholder's proxy) at the annual general meeting. Proxy forms should be forwarded to reach the Company's transfer secretaries at least 48 hours before the meeting.

Holders of dematerialised shares, other than "own name" dematerialised shareholders, who wish to vote at the annual general meeting must instruct their Central Securities Depository Participant ("CSDP") or broker accordingly. Holders of dematerialised shares, other than "own name" dematerialised shareholders, who wish to attend the annual general meeting in person need to arrange the necessary authorisation as soon as possible, through their CSDP or broker, in terms of the agreement existing between them.

By order of the board

MI JAYE CA(SA)
Company Secretary

5 December 2003

JD Group Limited
(Registration number 1981/009108/06)
JSE code: JDG NSX code: JDL
ISIN code: ZAE000030771

Directorate and administration

JD Group Limited
Registration number: 1981/009108/06
JSE code: JDG NSX code: JDL
ISIN code: ZAE 000030771
Incorporated in South Africa in 1981

Executive directors
ID Sussman BCom (Executive Chairman)
HC Strauss (Chief Executive Officer)
JL Bezuidenhout BCom LLB
NWE Thomson * (retired 17 February 2003)
G Völkel BAcc CA(SA)

Independent non-executive directors
ME King SC BA LLB (cum laude) HDip Tax Law
Dr D Konar BCom HDip Acc MAS Cert Tax Law DCom CA(SA)
M Lock BCom CA(SA)
MJ Shaw CA(SA)

Non-executive director
IS Levy Dip Law

JDG Trading (Proprietary) Limited
Registration number: 1958/003362/07

Directors
ID Sussman BCom (Chairman)
HC Strauss (Chief Executive Officer)
AW Beeforth BCom CA(SA)
BR Behrens
JL Bezuidenhout BCom LLB
IR Child BCom (Hons) BAcc CA(SA)
JB Gibson
F Ginsberg
VG Horn
JHC Kok
AJ Maré
LM Mentor IPM Dip CPIR
A Neven
MJ Richards * CA(SA) ACA
LT Rundle BTech
NWE Thomson * (retired 17 February 2003)
W van der Westhuizen
LP van Doesburgh BCompt
G Völkel BAcc CA(SA)

* British

Secretary and registered office
MI Jaye CA(SA)
11th Floor, JD House
27 Stiemens Street
Braamfontein, 2001
PO Box 4208, Johannesburg, 2000
Telephone +27 11 408 0408
Facsimile +27 11 408 0604
E-mail info@jdg.co.za
Internet website http://www.jdg.co.za

Audit committee
ME King (Chairman)
Dr D Konar
MJ Shaw

Nominations committee
IS Levy (Chairman)
ME King
Dr D Konar
MJ Shaw
ID Sussman

Remuneration committee
IS Levy (Chairman)
ME King
Dr D Konar
MJ Shaw
ID Sussman

Risk management committee
Dr D Konar (Chairman)
JHC Kok
PJ Pienaar BCom
MJ Richards
MJ Shaw
NWE Thomson (retired 17 February 2003)
G Völkel

Auditors
Deloitte & Touche
Private Bag X6
Gallo Manor
2052

Bankers
Absa Bank Limited
Nedbank, *a division of Nedcor Bank Limited*
Standard Corporate and Merchant Bank, a division
of The Standard Bank of South Africa Limited
FNB Corporate, a division of FirstRand Bank Limited

Attorneys
Feinsteins
(Levy, Feinsteins & Associates Incorporated)

Sponsor
South Africa
JPMorgan
1 Fricker Road
Illovo, Johannesburg, 2196
Telephone +27 11 507 0300
Facsimile +27 11 507 0502

Namibia
Simonis Storm Securities (Pty) Ltd
152 Robert Mugabe Avenue
Windhoek
Telephone +264 61 254 194
Facsimile +264 61 254 193

Transfer secretaries
South Africa
Computershare Limited
70 Marshall Street
Johannesburg, 2001
Telephone +27 11 370 5000
Facsimile +27 11 370 5663

Namibia
Transfer Secretaries (Pty) Ltd
Shop 12, Kaiserkrone Centre
Post Street Mall
Windhoek
Telephone +264 61 227647
Facsimile +264 61 248531

ADR Depository
File number 82-4401
The Bank of New York Company, Inc.
One Wall Street, New York
NY 10286
United States of America
Telephone +1 888 269 2377

Form of proxy

JD Group Limited
(Registration number 1981/009108/06)
JSE code: JDG NSX code: JDL
ISIN code: ZAE000030771

FOR THE ANNUAL GENERAL MEETING

For use only by JD Group shareholders holding certificated shares, nominee companies of Central Securities Depository Participants ("CSDP"), brokers' nominee companies and shareholders who have dematerialised their shares and who have elected "own name" registration at the annual general meeting of shareholders of the Company.

JD Group shareholders who have already dematerialised their shares through a CSDP or broker other than in "own name" registration must not complete this form of proxy and must provide their CSDP or broker with their voting instructions in terms of the custody agreement entered into between them and their CSDP or broker.

I/We ____

being a member/members of JD Group Limited and entitled to ______________ votes, hereby appoint

1. ____ or failing him/her

2. ____ or failing him/her

3. the chairman of the meeting as my/our proxy to vote on my/our behalf at the annual general meeting of the Company to be held at 09:00 on 11 February 2004 or at any adjournment thereof, as follows:

	Number of JD Group shares		
	In favour	Against	Abstain
*Ordinary resolution number 1			
*Ordinary resolution number 2			
*Ordinary resolution number 3			
*Ordinary resolution number 4			

*Mark with an "X" whichever is applicable. Unless otherwise directed the proxy will vote as he/she thinks fit.

Signed at ______________________ on ______________________ 2003/2004

Member ____

A member entitled to attend and vote at the abovementioned meeting is entitled to appoint a proxy (who need not be a member of the Company) to attend, speak and, on a poll, to vote in his/her stead.

Please read the instructions on the reverse side of this form of proxy.

Form of proxy – Instructions

1. On a poll a shareholder is entitled to one vote for each share held.

2. Forms of proxy must be lodged at, posted to or faxed for attention Mr P Buys (+27 11 370 5390), Computershare Limited, 70 Marshall Street, Johannesburg, 2001, South Africa (PO Box 61051, Marshalltown, 2107, South Africa) to reach the Company at least 48 hours before the meeting.

3. A shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space/s provided, with or without deleting "the chairman of the annual general meeting". Any such deletion must be initialled by the shareholder. The person present at the meeting whose name appears first on the form of proxy and has not been deleted will be entitled to act as proxy to the exclusion of those whose names follow.

4. A shareholder's instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by that shareholder in the appropriate space provided. Failure to comply with the above will be deemed to authorise the chairman of the annual general meeting, if he is the authorised proxy, to vote in favour of the resolutions, or any other proxy to vote or abstain from voting at the annual general meeting as he/she deems fit, in respect of the shareholder's votes exercisable thereat. A shareholder or his/her proxy is not obliged to use all the votes exercisable by the shareholder or by his/her proxy, but the total of the votes cast and in respect whereof abstention is recorded may not exceed the total of the votes exercisable by the shareholder or by his proxy.

5. Any alteration or correction to this form of proxy must be initialled by the relevant signatory/ies.

6. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form unless previously recorded by the transfer secretaries of the Company or waived by the chairman of the annual general meeting.

7. The completion and lodging of this form of proxy by shareholders holding certificated shares, nominee companies of CSDPs or brokers and shareholders who have dematerialised their shares and who have elected "own name" registration, will not preclude the relevant shareholder from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof. Shareholders who have dematerialised their shares through a CSDP or broker other than in "own name" registration and who wish to attend the meeting should instruct their CSDP or broker to issue them with the necessary letter of representation to attend.

8. The chairman of the annual general meeting may accept or reject a proxy which is completed and/or received other than in accordance with the instructions, provided that he shall not accept a proxy unless he is satisfied as to the manner in which a shareholder wishes to vote.

Transfer secretaries' office

Computershare Limited
70 Marshall Street, Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

Shareholders' diary

Financial year end	31 August
Interim report for half year	Published April
Announcement of annual results	Published November
Annual financial statements	Published December
Annual general meeting	11 February 2004
Interim dividend declaration	Declared April
Final dividend declaration	Declared November

GRAPHICOR 29642

JD
GROUP

www.jdg.co.za